As filed with the Securities and Exchange Commission on March 27, 2017

Registration No. 333-198896

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 11
to
Form S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Hess Midstream Partners LP

(Exact name of registrant as specified in its charter)

Delaware	**1311**	**36-4777695**
(State or other jurisdiction of incorporation or organization)	*(Primary Standard Industrial Classification Code Number)*	*(I.R.S. Employer Identification Number)*

1501 McKinney Street
Houston, TX 77010
(713) 496-4200
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Timothy B. Goodell
General Counsel and Secretary
Hess Midstream Partners GP LLC
1501 McKinney Street
Houston, TX 77010
(713) 496-4200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

William N. Finnegan IV
Thomas G. Brandt
Latham & Watkins LLP
811 Main Street, Suite 3700
Houston, Texas 77002
(713) 546-5400

G. Michael O'Leary
Stephanie C. Beauvais
Andrews Kurth Kenyon LLP
600 Travis, Suite 4200
Houston, Texas 77002
(713) 220-4200

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒ Smaller reporting company ☐

(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Unit(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common units representing limited partner interests	14,375,000	$22.00	$316,250,000	$36,653

(1) Includes 1,875,000 common units issuable upon the exercise of the underwriters' option to purchase additional common units.
(2) Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(a) under the Securities Act of 1933, as amended.
(3) The Registrant previously paid $32,200 of the total registration fee in connection with a previous filing of this Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Subject to completion, dated March 27, 2017

Prospectus

<u>12,500,000</u> Common Units
Representing Limited Partner Interests



Hess Midstream Partners LP

This is an initial public offering of common units representing limited partner interests of Hess Midstream Partners LP. We were initially formed by Hess Corporation, and our current sponsors are Hess and Global Infrastructure Partners. No public market currently exists for our common units. We are offering 12,500,000 common units in this offering. We expect that the initial public offering price will be between $18.00 and $22.00 per common unit. We have applied to list our common units on the New York Stock Exchange under the symbol "HESM." We are an "emerging growth company" as that term is used in the Jumpstart Our Business Startups Act.

As a result of certain laws and regulations to which we are or may in the future become subject, we may require owners of our common units to certify that they are both U.S. citizens and subject to U.S. federal income taxation on our income. If you are not an eligible holder, your common units may be subject to redemption.

Investing in our common units involves a high degree of risk. Before buying any common units, you should carefully read the discussion of material risks of investing in our common units in "Risk Factors" beginning on page 27. These risks include the following:

- Hess currently accounts for substantially all of our revenues. If Hess changes its business strategy, is unable for any reason, including financial or other limitations, to satisfy its obligations under our commercial agreements, our revenues would decline and our financial condition, results of operations, cash flows, and ability to make distributions to our unitholders would be materially and adversely affected.
- We may not generate sufficient distributable cash flow to support the payment of the minimum quarterly distribution to our unitholders.
- On a pro forma basis, we would not have generated sufficient distributable cash flow to pay the aggregate annualized minimum quarterly distribution on all of our units for the year ended December 31, 2016, with a shortfall of approximately $10.5 million for that period. We would have had shortfalls for each of the four quarters during the year ended December 31, 2016.
- Hess may suspend, reduce or terminate its obligations under our commercial agreements in certain circumstances, which could have a material adverse effect on our financial condition, results of operations, cash flows and ability to make distributions to our unitholders.
- Because of the natural decline in production from existing wells in our areas of operation, our success depends, in part, on Hess and other producers replacing declining production and also on our ability to secure new sources of natural gas and crude oil. Any decrease in the volumes of natural gas or crude oil that we handle could adversely affect our business and operating results.
- Our general partner and its affiliates, including our Sponsors, have conflicts of interest with us and limited fiduciary duties to us and our unitholders, and they may favor their own interests to our detriment and that of our unitholders. Additionally, we have no control over the business decisions and operations of our Sponsors, and none of our Sponsors is under any obligation to adopt a business strategy that favors us.
- Unitholders have very limited voting rights and, even if they are dissatisfied, they cannot initially remove our general partner without its consent.
- Our tax treatment depends on our status as a partnership for federal income tax purposes, as well as us not being subject to a material amount of entity-level taxation by individual states. If the Internal Revenue Service, or IRS, were to treat us as a corporation for federal income tax purposes, or if we become subject to entity-level taxation for state tax purposes, our cash available for distribution to our unitholders would be substantially reduced.
- Even if our unitholders do not receive any cash distributions from us, they will be required to pay taxes on their share of our taxable income.

John B. Hess, our Chairman of the Board and Chief Executive Officer, and certain Hess family entities have agreed to purchase approximately $ million of our common units in this offering at the initial public offering price. Any common units purchased by Mr. Hess or certain Hess family entities will be subject to the lock-up restrictions described in the section titled "Underwriting—Lock-Up Agreements."

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Common Unit	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to Hess Midstream Partners LP, before expenses	$	$

(1) Excludes an aggregate structuring fee equal to 0.50% of the gross proceeds of this offering payable to Goldman, Sachs & Co. and Morgan Stanley & Co. LLC. Please read "Underwriting."

The underwriters may also purchase up to an additional 1,875,000 common units at the initial public offering price, less the underwriting discounts and commissions, within 30 days from the date of this prospectus.

The underwriters are offering the common units as set forth under "Underwriting." Delivery of the common units will be made on or about   , 2017**.**

Goldman, Sachs & Co.   # Morgan Stanley

Prospectus dated   , 2017.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. It does not contain all the information you should consider before investing in our common units. You should carefully read the entire prospectus, including "Risk Factors" and the historical combined and unaudited pro forma combined financial statements and related notes included elsewhere in this prospectus, before making an investment decision. Unless otherwise indicated, the information in this prospectus assumes (1) an initial public offering price of $20.00 per common unit (the mid-point of the price range set forth on the cover of this prospectus) and (2) that the underwriters do not exercise their option to purchase additional common units.

We consider ourselves to be a "traditional" master limited partnership in that our partnership agreement provides for the payment of a minimum quarterly distribution on our common units before distributions are paid on our subordinated units and our general partner owns incentive distribution rights that entitle it to receive an increasing percentage of our distributions when certain target distribution levels have been achieved. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions."

Hess Midstream Partners LP

Overview

We are a fee-based, growth-oriented, traditional master limited partnership initially formed by Hess in 2014 to own, operate, develop and acquire a diverse set of midstream assets to provide services to Hess and third-party customers. In mid-2015, Hess contributed certain of its existing midstream assets in the Bakken to Hess Infrastructure Partners**,** a midstream energy joint venture in which GIP purchased a 50% ownership interest for approximately $2.675 billion, representing an aggregate value for Hess Infrastructure Partners of approximately $5.35 billion. Hess Infrastructure Partners will contribute all of our initial assets to us at or prior to the closing of this offering. Our initial assets are primarily located in the Bakken and Three Forks Shale plays in the Williston Basin area of North Dakota, which we refer to collectively as the Bakken, one of the most prolific crude oil producing basins in North America. Hess has stated that it intends to use us as the primary midstream vehicle to support the growth of its Bakken production assets and grow its midstream business.

We generate substantially all of our revenues by charging fees for gathering, compressing and processing natural gas and fractionating natural gas liquids, or NGLs; gathering, terminaling, loading and transporting crude oil and NGLs; and storing and terminaling propane. We have entered into long-term, fee-based commercial agreements with Hess, each of which has an initial 10-year term and is dated effective January 1, 2014. We have the unilateral right to renew each of these agreements for one additional 10-year term. These agreements include dedications covering substantially all of Hess's existing and future owned or controlled production in the Bakken, minimum volume commitments, inflation escalators and fee recalculation mechanisms. We believe these commercial agreements provide us with stable and predictable cash flows and minimal direct exposure to commodity prices. For the year ended December 31, 2016, 100% of our revenues were attributable to our fee-based commercial agreements with Hess, including revenues from third-party volumes delivered under these agreements.

Our Relationship with Our Sponsors

Our relationship with our Sponsors, and especially with Hess, is one of our principal strengths. Following the completion of this offering, our Sponsors will collectively own an aggregate 75.5% limited partner interest in us (or an aggregate 72.2% limited partner interest in us if the underwriters exercise in full their option to purchase additional common units) and, through their ownership interest in Hess Infrastructure Partners, an 80% noncontrolling interest in each of Gathering Opco, HTGP Opco and Logistics Opco, a 100% interest in our general partner and all of our incentive distribution rights.

Hess

Hess is a global E&P company that explores for, develops, produces, purchases, transports and sells crude oil, natural gas and NGLs and is one of the leading crude oil and natural gas producers in the Bakken. Hess expects its Bakken operations to be the largest contributor to its total production growth through 2020, and Hess has stated that it intends to use us as the primary midstream vehicle to support the growth of its Bakken production assets and grow its midstream business. We believe our strategically located assets are integral to the success of Hess's upstream operations in the Bakken and position us to become a leading provider of midstream services in the Bakken.

Hess had total E&P sales and other operating revenues of approximately $4.8 billion for the year ended December 31, 2016. As of December 31, 2016, Hess had proved reserves of approximately 1.1 billion Boe, approximately 49% of which were located in the United States, approximately $28.6 billion of total assets, including approximately $2.7 billion of cash and cash equivalents, total equity of approximately $15.6 billion and an approximate debt-to-capitalization ratio of 30.4%.

As of February 1, 2017, Hess holds approximately 569,000 net acres in the Bakken. During the year ended December 31, 2016, Hess invested approximately $429 million and $276 million in its upstream and midstream Bakken operations, respectively, which in the aggregate represented approximately 33% of its total global capital and exploratory expenditures for that period. Hess's net Bakken production averaged approximately 105 MBoe/d for the year ended December 31, 2016. As of December 31, 2016, the total number of Hess-operated Bakken production wells was 1,272 and Hess recently announced plans to bring approximately 75 new wells online by the end of 2017. Hess has stated that it expects full-year 2017 Bakken production to be 95 to 105 MBoe/d, representing approximately 33% of total estimated Hess production for 2017. Hess has stated that it expects the Bakken to be a major contributor to Hess's future production growth.

Hess's midstream segment is comprised of our operations and those of Hess Infrastructure Partners. Beginning January 1, 2017, Hess's midstream segment also includes Hess's Permian Basin midstream assets, including its interest in a gas processing plant with an aggregate capacity of 280 MMcf/d and associated carbon dioxide assets, and its Bakken water handling assets.

GIP

GIP is managed by Global Infrastructure Management, LLC, an independent infrastructure fund manager, and its related persons (collectively, "GIM"), with approximately $40.6 billion in assets under management as of January 26, 2017 and offices in New York, London, Stamford (Connecticut) and an affiliated office in Sydney. GIM focuses on asset and corporate level investments in three core sectors: energy, transportation, and water/waste. GIM's global team possesses deep experience in midstream energy and its other target infrastructure sectors, operations and finance. GIM's significant energy expertise and deep financial resources are reflected in over $13 billion in equity invested in energy

Risk Factors

An investment in our common units involves risks associated with our business, our partnership structure and the tax characteristics of our common units. You should carefully consider the risks described in "Risk Factors" and the other information in this prospectus before investing in our common units. Please also read "Forward-Looking Statements."

The Transactions

We were initially formed by Hess in January 2014 to own, operate, develop and acquire a diverse set of midstream assets to provide services to Hess and third-party customers. In mid-2015, Hess contributed certain of its existing midstream assets in the Bakken to Hess Infrastructure Partners, a midstream joint venture in which GIP purchased a 50% ownership interest for approximately $2.675 billion. At or prior to the closing of this offering, Hess Infrastructure Partners will contribute to us each of the following:

- a 20% economic interest and a 51% voting interest in Gathering Opco;

- a 20% economic interest and a 51% voting interest in HTGP Opco;

- a 20% economic interest and a 51% voting interest in Logistics Opco; and

- a 100% ownership interest in Mentor Holdings.

Additionally, each of the following transactions have occurred, or will occur in connection with this offering:

- Hess has entered into multiple long-term commercial agreements with us;

- we have entered into a four-year, $300.0 million senior secured revolving credit facility;

- we will issue 14,779,654 common units and 27,279,654 subordinated units to our Sponsors, representing an aggregate 75.5% limited partner interest in us;

- we will issue a 2% general partner interest in us and all of our incentive distribution rights to our general partner;

- we will issue 12,500,000 common units to the public in this offering, representing a 22.5% limited partner interest in us, and will apply the net proceeds as described in "Use of Proceeds";

- we will grant phantom units (with distribution equivalent rights) with an aggregate value of $935,000 to certain directors, executive officers and other key employees of our general partner;

- we will enter into an omnibus agreement with Hess and Hess Infrastructure Partners pursuant to which, among other things, (i) we will reimburse Hess for providing certain operational support and administrative services to us, (ii) Hess Infrastructure Partners will provide us with a right of first offer relating to its retained interests in our joint interest assets and (iii) the parties will agree to certain indemnification obligations; and

- our general partner will enter into an employee secondment agreement with Hess pursuant to which certain employees of Hess will be under the control of our general partner and render services to us or on our behalf.

The number of common units to be issued to our Sponsors includes 1,875,000 common units that will be issued at the expiration of the underwriters' option to purchase additional common units, assuming that the underwriters do not exercise the option. Any exercise of the underwriters' option to purchase additional common units would reduce the common units shown as issued to our Sponsors by the number to be purchased by the underwriters in connection with such exercise. If and to the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to any exercise will be sold to the public, and any remaining common units not purchased by the underwriters pursuant to any exercise of the option will be issued to our Sponsors at the expiration of the option period for no additional consideration. We will use any net proceeds from the exercise of the underwriters' option to purchase additional common units from us to make an additional cash distribution to our Sponsors.

Organizational Structure After the Transactions

The following diagram depicts our organizational structure after giving effect to the transactions described above under "—The Transactions," assuming the underwriters' option to purchase additional common units from us is not exercised.



After giving effect to the transactions described above under "—The Transactions," assuming the underwriters' option to purchase additional common units from us is not exercised, our ownership will be held as follows:

Common Units—Public	22.5%
Common Units—Hess	13.25%
Subordinated Units—Hess	24.5%
Common Units—GIP	13.25%
Subordinated Units—GIP	24.5%
General partner interest	2.0%
Total	100.0%

Management of Hess Midstream Partners LP

Because our general partner is a limited partnership, the board of directors and executive officers of its general partner, Hess Midstream Partners GP LLC, a wholly owned subsidiary of Hess Infrastructure Partners, will manage our operations and activities. Hess and GIP, through their right to elect the board of directors of the general partner of Hess Infrastructure Partners, have the right to elect the entire board of directors of Hess Midstream Partners GP LLC, including the independent directors. We refer to the board of directors and executive officers of Hess Midstream Partners GP LLC in this prospectus as our board of directors and our executive officers, and we sometimes refer to the directors elected by Hess and GIP as Hess directors and GIP directors, respectively.

At the closing of this offering, we expect that Hess Midstream Partners GP LLC will have at least six directors, three of whom will be Hess directors, two of whom will be GIP directors and one of whom will be independent. Unlike shareholders in a publicly traded corporation, our unitholders will not be entitled to elect our general partner or any of the members of our board of directors. Many of our executive officers and directors also currently serve as executive officers or employees of our Sponsors. For more information about our directors and executive officers, please read "Management—Directors and Executive Officers of Hess Midstream Partners GP LLC."

In order to maintain operational flexibility, our operations will be conducted through, and our operating assets will be owned by, various operating subsidiaries. We may, in certain circumstances, contract with third parties to provide personnel in support of our operations. However, neither we nor our subsidiaries will have any employees. Our general partner is responsible for providing the personnel necessary to conduct our operations, whether through directly hiring employees or by obtaining the services of personnel employed by Hess, its affiliates or third parties. Substantially all of the personnel that will conduct our business immediately following the closing of this offering will be employed or contracted by our general partner (or by Hess Midstream Partners GP LLC on its behalf), but we sometimes refer to these individuals in this prospectus as our employees because they provide services directly to us. Please read "Management."

Principal Executive Offices and Internet Address

Our principal executive offices are located at 1501 McKinney Street, Houston, Texas 77010, and our telephone number is (713) 496-4200. Following the completion of this offering, our website will be located at *www.hessmidstream.com*. We expect to make our periodic reports and other information filed with or furnished to the Securities and Exchange Commission, or the SEC, available, free of charge,

THE OFFERING

Common units offered to the public	12,500,000 common units.
	14,375,000 common units, if the underwriters exercise in full their option to purchase additional common units from us.
Units outstanding after this offering	27,279,654 common units and 27,279,654 subordinated units, each representing a 49% limited partner interest in us. Our general partner will own a 2% general partner interest in us.
	The number of common units outstanding after this offering includes 1,875,000 common units that are available to be issued to the underwriters pursuant to their option to purchase additional common units from us. The number of common units purchased by the underwriters pursuant to any exercise of the option will be sold to the public. If the underwriters do not exercise their option to purchase additional common units, in whole or in part, any remaining common units not purchased by the underwriters pursuant to the option will be issued to our Sponsors at the expiration of the option for no additional consideration. Accordingly, any exercise of the underwriters' option, in whole or in part, will not affect the total number of common units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all units.
Use of proceeds	We expect to receive net proceeds of approximately $231.9 million from the sale of common units offered by this prospectus based on the assumed initial public offering price of $20.00 per common unit (the mid-point of the price range set forth on the cover of this prospectus), after deducting underwriting discounts, structuring fees and estimated offering expenses. We intend to use the net proceeds as follows:
	• approximately $218.1 million will be distributed to our Sponsors, in whole or in part as reimbursement of preformation capital expenditures;

- approximately $10.0 million will be retained for general partnership purposes, including to fund expansion capital expenditures and our working capital needs; and

- $3.8 million will be used to pay revolving credit facility origination fees.

If the underwriters exercise in full their option to purchase additional common units from us, we expect to receive additional net proceeds of approximately $35.1 million, after deducting underwriting discounts and structuring fees. We will use any net proceeds from the exercise of the underwriters' option to purchase additional common units from us to make an additional cash distribution to our Sponsors.

Cash distributions . . . . We intend to make a minimum quarterly distribution of $0.30 per unit ($1.20 per unit on an annualized basis) to the extent we have sufficient cash at the end of each quarter after establishment of cash reserves and payment of fees and expenses, including payments to our general partner and its affiliates. We refer to this cash as "available cash." Our ability to pay the minimum quarterly distribution is subject to various restrictions and other factors described in more detail under the caption "Cash Distribution Policy and Restrictions on Distributions."

For the quarter in which this offering closes, we will pay a prorated distribution on our units covering the period from the completion of this offering through June 30, 2017, based on the actual length of that period.

In general, we will pay any cash distributions we make each quarter in the following manner:

- *first*, 98% to the holders of common units and 2% to our general partner, until each common unit has received a minimum quarterly distribution of $0.30 plus any arrearages from prior quarters;

- *second*, 98% to the holders of subordinated units and 2% to our general partner, until each subordinated unit has received a minimum quarterly distribution of $0.30; and

- *third*, 98% to all unitholders, pro rata, and 2% to our general partner, until each unit has received a distribution of $0.3450.

If cash distributions to our unitholders exceed $0.3450 per unit on all common and subordinated units in any quarter, our unitholders and our general partner, as the holder of our incentive distribution rights, will receive distributions according to the following percentage allocations:

Total Quarterly Distribution Target Amount	Marginal Percentage Interest in Distributions	
	Unitholders	General Partner
above $0.3450 up to $0.3750	85.0%	15.0%
above $0.3750 up to $0.4500	75.0%	25.0%
above $0.4500	50.0%	50.0%

We refer to the additional increasing distributions to our general partner as "incentive distributions." In certain circumstances, our general partner, as the initial holder of our incentive distribution rights, has the right to reset the target distribution levels described above to higher levels based on our cash distributions at the time of the exercise of this reset election. Please read "Provisions of our Partnership Agreement Relating to Cash Distributions."

If we do not have sufficient available cash at the end of each quarter, we may, but are under no obligation to, borrow funds to pay the minimum quarterly distribution to our unitholders.

Pro forma distributable cash flow that was generated during the year ended December 31, 2016 was $56.3 million. The amount of distributable cash flow we must generate to support the payment of the minimum quarterly distribution for four quarters on our common units and subordinated units to be outstanding immediately after this offering and the corresponding distributions on our general partner's 2% interest is approximately $66.8 million (or an average of approximately $16.7 million per quarter). The amount of distributable cash flow we generated during the year ended December 31, 2016 on a pro forma basis would have been sufficient to pay 100.0% of the aggregate minimum quarterly distribution on all of our common units and the corresponding distributions on our general partner's 2% interest and 68.5% of the aggregate minimum quarterly distribution on our subordinated units and the corresponding distributions on our general partner's 2% interest for that period. On a pro forma basis, we would have had a shortfall for each of the four quarters during the year ended December 31, 2016. Please read "Cash Distribution Policy and Restrictions on Distributions—Unaudited Pro Forma Distributable Cash Flow for the Year Ended December 31, 2016."

We believe that, based on our financial forecast and related assumptions included in "Cash Distribution Policy and Restrictions on Distributions—Estimated Distributable Cash Flow for the Twelve Months Ending March 31, 2018," we will generate sufficient distributable cash flow to support the payment of the aggregate minimum quarterly distribution of approximately $65.5 million on all of our common units and subordinated units and the corresponding distributions of approximately $1.3 million on our general partner's 2% interest for the twelve months ending March 31, 2018. However, we do not have a legal obligation to pay distributions at our minimum quarterly distribution rate or at any other rate except as provided in our partnership agreement, and there is no guarantee that we will make quarterly cash distributions to our unitholders. Please read "Risk Factors" and "Cash Distribution Policy and Restrictions on Distributions."

Subordinated units . . . . Hess and GIP will initially own all of our subordinated units. The principal difference between our common units and subordinated units is that for any quarter during the subordination period, holders of the subordinated units will not be entitled to receive any distribution until the common units have received the minimum quarterly distribution for such quarter plus any arrearages in the payment of the minimum quarterly distribution from prior quarters during the subordination period. Subordinated units will not accrue arrearages.

Conversion of subordinated units . . . . The subordination period will begin on the closing date of this offering and will extend until the first business day following the date that we have earned and paid distributions of at least (1) $1.20 (the annualized minimum quarterly distribution) on each of the outstanding common units and subordinated units and the corresponding distributions on our general partner's 2% interest for each of three consecutive, non-overlapping four quarter periods ending on or after June 30, 2020, or (2) $1.80 (150% of the annualized minimum quarterly distribution) on each of the outstanding common units and subordinated units and the corresponding distributions on our general partner's 2% interest and incentive distribution rights for any four-quarter period ending on or after June 30, 2018, in each case provided there are no arrearages in payment of the minimum quarterly distributions on our common units at that time.

When the subordination period ends, each outstanding subordinated unit will convert into one common unit, and common units will no longer be entitled to arrearages. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordinated Units and Subordination Period."

Issuance of additional units . . . . Our partnership agreement authorizes us to issue an unlimited number of additional units, including units senior to the common units, without the approval of our unitholders. Holders of our common and subordinated units will not have preemptive or participation rights to purchase their pro rata share of any additional units issued. Please read "Units Eligible for Future Sale" and "Our Partnership Agreement—Issuance of Additional Securities."

Limited voting rights . . . . Our general partner will manage and operate us. Unlike the holders of common stock in a corporation, our unitholders will have only limited voting rights on matters affecting our business. Our unitholders will have no right to elect our general partner or any members of our board of directors on an annual or other continuing basis. Our general partner may not be removed except for cause by a vote of the holders of at least $66\frac{2}{3}$% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class. In addition, any vote to remove our general partner during the subordination period must provide for the election of a successor general partner by the holders of a majority of the common units

	and a majority of the subordinated units, voting as separate classes. Upon consummation of this offering, our Sponsors will own an aggregate of 77.1% of our common and subordinated units (or 73.7% of our common and subordinated units, if the underwriters exercise their option to purchase additional common units in full). This will give our Sponsors the ability to prevent the removal of our general partner. Please read "Our Partnership Agreement—Voting Rights."
Limited call right	If at any time our general partner and its affiliates own more than 80% of the outstanding common units, our general partner has the right, but not the obligation, to purchase all of the remaining common units at a price equal to the greater of (1) the average of the daily closing price of our common units over the 20 trading days preceding the date that is three business days before notice of exercise of the call right is first mailed and (2) the highest per-unit price paid by our general partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed. At the completion of this offering and assuming the underwriters' option to purchase additional common units from us is not exercised, our general partner and its affiliates will own approximately 54.2% of our common units (excluding any common units purchased by our officers and directors and by the officers and directors of Hess under our directed unit program and any common units purchased by John B. Hess, our Chairman of the Board and Chief Executive Officer, and certain Hess family entities). At the end of the subordination period (which could occur as early as within the quarter ending September 30, 2018), assuming no additional issuances of common units by us (other than upon the conversion of the subordinated units) and the underwriters' option to purchase additional common units from us is not exercised, our general partner and its affiliates will own 77.1% of our outstanding common units (excluding any common units purchased by our directors and executive officers and by the officers and directors of Hess under our directed unit program and any common units purchased by John B. Hess, our Chairman of the Board and Chief Executive Officer, and certain

Hess family entities) and therefore would not be able to exercise the call right at that time. Please read "Our Partnership Agreement—Limited Call Right."

Estimated ratio of taxable income to distributions	We estimate that if you own the common units you purchase in this offering through the record date for distributions for the period ending December 31, 2020, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be 20% or less of the cash distributed to you with respect to that period. For example, if you receive an annual distribution of $1.20 per unit, we estimate that your average allocable federal taxable income per year will be no more than approximately $0.24 per unit. Thereafter, the ratio of allocable taxable income to cash distributions to you could substantially increase. Please read "Material U.S. Federal Income Tax Consequences—Tax Consequences of Unit Ownership—Ratio of Taxable Income to Distributions" for the basis of this estimate.
Material federal income tax consequences	For a discussion of the material federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States, please read "Material U.S. Federal Income Tax Consequences."
Directed Unit Program	At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the common units being offered by this prospectus for sale to our directors and executive officers and to certain directors, officers and employees of Hess. We do not know if these persons will choose to purchase all or any portion of these reserved common units, but any purchases they do make will reduce the number of common units available to the general public. Please read "Underwriting—Directed Unit Program."
Insider Participation in the Offering	John B. Hess, our Chairman of the Board and Chief Executive Officer, and certain Hess family entities have agreed to purchase approximately $ million of our common units in this offering at the initial public offering price. Any common units purchased by Mr. Hess or certain Hess family entities will be subject to the lock-up restrictions described in the section titled "Underwriting—Lock-Up Agreements."

Exchange listing . . . . We have applied to list our common units on the New York Stock Exchange under the symbol "HESM."

SUMMARY HISTORICAL AND PRO FORMA COMBINED FINANCIAL AND OPERATING DATA

The following table shows summary historical combined financial and operating data of Hess Midstream Partners LP Predecessor, our predecessor for accounting purposes, or our Predecessor, and summary unaudited pro forma combined financial and operating data of Hess Midstream Partners LP for the periods and as of the dates indicated. The following historical financial and operating data of our Predecessor include all of the assets and operations of Gathering Opco, HTGP Opco, Logistics Opco and Mentor Holdings on a combined basis. In connection with the closing of this offering, Hess Infrastructure Partners will contribute to us a 20% economic interest in each of Gathering Opco, HTGP Opco and Logistics Opco and a 100% ownership interest in Mentor Holdings. Following the closing of this offering, we will consolidate Gathering Opco, HTGP Opco, Logistics Opco and Mentor Holdings in our financial statements and reflect a noncontrolling interest adjustment for Hess Infrastructure Partners' retained 80% economic interest in Gathering Opco, HTGP Opco and Logistics Opco.

The summary historical combined financial data of our Predecessor as of and for the years ended December 31, 2016 and 2015 are derived from the audited combined financial statements of our Predecessor appearing elsewhere in this prospectus. The following tables should be read together with, and are qualified in their entirety by reference to, the historical combined financial statements and the accompanying notes included elsewhere in this prospectus. The table should also be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

The summary unaudited pro forma combined financial and operating data presented in the following table as of and for the year ended December 31, 2016 are derived from the unaudited pro forma combined financial statements included elsewhere in this prospectus. The unaudited pro forma combined balance sheet assumes the offering and the related transactions occurred as of December 31, 2016, and the unaudited pro forma combined statement of operations for the year ended December 31, 2016 assumes the offering and the related transactions occurred as of January 1, 2016.

The unaudited pro forma combined financial statements give effect to the following:

- Hess Infrastructure Partners' contribution of our Predecessor's assets and operations to us, including adjusting for Hess Infrastructure Partners' retained 80% noncontrolling interests in Gathering Opco, HTGP Opco and Logistics Opco;

- our issuance of 14,779,654 common units and 27,279,654 subordinated units to our Sponsors, representing an aggregate 75.5% limited partner interest in us;

- our issuance of a 2% general partner interest in us and all of our incentive distribution rights to our general partner;

- our issuance of 12,500,000 common units, representing a 22.5% limited partner interest in us, to the public in connection with this offering, and our receipt of approximately $231.9 million in net proceeds from this offering;

- our entry into a new four-year, $300.0 million senior secured revolving credit facility, which we have assumed was not drawn during the pro forma period presented, and the commitment and origination fees that would have been paid by us had our revolving credit facility been in place as of and during the pro forma period presented;

- the consummation of this offering and the application of the net proceeds of this offering, as described in "Use of Proceeds"; and

- our entry into the omnibus agreement and the employee secondment agreement as of the closing of this offering.

The unaudited pro forma combined financial statements do not give effect to an estimated $3.4 million of incremental general and administrative expenses that we expect to incur annually as a result of being a separate publicly traded partnership.

The following table presents the non-GAAP financial measure of Adjusted EBITDA, which we use in evaluating the performance of our business. For a definition of Adjusted EBITDA and a reconciliation to our most directly comparable financial measures calculated and presented in accordance with GAAP, please read "Selected Historical and Pro Forma Combined Financial and Operating Data—Non-GAAP Financial Measure."

| | Hess Midstream Partners LP Predecessor Historical | | Hess Midstream Partners LP Pro Forma |
| | For the Year Ended December 31, | | For the Year Ended December 31, |
(in millions, except per unit data and operating information)	2016	2015	2016
Combined statements of operations:			
Revenues			
Affiliate	$ 509.8	$ 565.1	$ 509.8
Total revenues	509.8	565.1	509.8
Costs and expenses			
Operating and maintenance expenses (exclusive of depreciation shown separately below)	193.4	274.8	191.2
Depreciation expense	99.7	86.1	99.7
General and administrative expenses	10.4	9.3	10.4
Total costs and expenses	303.5	370.2	301.3
Income (loss) from operations	206.3	194.9	208.5
Interest expense	—	1.5	1.8
Net income (loss)	206.3	193.4	206.7
Less: Net income (loss) attributable to Hess Infrastructure Partners	—	—	165.9
Net income (loss) attributable to Hess Midstream Partners LP	$ 206.3	$ 193.4	$ 40.8
General partner interest in net income (loss)			0.8
Limited partner interest in net income (loss)			40.0
Net income (loss) per limited partner unit (basic and diluted):			
Common units			0.73
Subordinated units			0.73
Weighted average number of limited partner units outstanding (basic and diluted):			
Common units			27,279,654
Subordinated units			27,279,654
Combined balance sheet data (at period end):			
Cash	$ —	$ —	$ 10.3
Property, plant and equipment, net	$2,518.6	$2,291.7	$ 2,518.6
Total assets	$2,574.4	$2,355.5	$ 2,580.1
Total liabilities	$ 336.3	$ 258.0	$ 110.1
Combined statements of cash flows data:			
Net cash provided by (used in):			
Operating activities	$ 387.7	$ 434.8	
Investing activities	$ (263.6)	$ (361.8)	
Financing activities	$ (124.1)	$ (73.0)	
Other financial data:			
Adjusted EBITDA(1)	$ 306.0	$ 281.0	$ 308.2
Adjusted EBITDA attributable to Hess Midstream Partners LP(1)			$ 62.5
Capital expenditures:			
Maintenance(2)	$ 8.0	$ 18.5	
Expansion(2)	$ 256.9	$ 274.3	
Operating volumes:			
Gas gathering (MMcf/d)	202	214	
Crude oil gathering (MBbl/d)	57	39	
TGP processing (MMcf/d)	188	194	
Crude terminaling (MBbl/d)	59	73	
NGL loading (MBbl/d)	13	13	

(1) For a definition of Adjusted EBITDA and a reconciliation to our most directly comparable financial measures calculated and presented in accordance with GAAP, please read "Selected Historical and Pro Forma Combined Financial and Operating Data—Non-GAAP Financial Measure."

(2) Historically, we did not make a distinction between maintenance capital expenditures and expansion capital expenditures in the same way as will be required under our partnership agreement. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—Capital Expenditures" and "Cash Distribution Policy and Restrictions on Distributions—Significant Forecast Assumptions—Capital Expenditures" for a discussion of how we will be required to distinguish between maintenance capital expenditures and expansion capital expenditures under our partnership agreement and our capital expenditures for the twelve months ending March 31, 2018, compared to the year ended December 31, 2016, each on a pro forma basis.

- state and federal environmental, economic, health and safety, energy and other policies and regulations, and any changes in those policies and regulations; and

- environmental incidents and violations and related remediation costs, fines and other liabilities.

Please read "Business—Our Commercial Agreements with Hess" for a detailed description of each of these commercial agreements.

We may not generate sufficient distributable cash flow to support the payment of the minimum quarterly distribution to our unitholders.

In order to support the payment of the minimum quarterly distribution of $0.30 per unit per quarter, or $1.20 per unit on an annualized basis, we must generate distributable cash flow of approximately $16.7 million per quarter, or approximately $66.8 million per year, based on the number of common units and subordinated units and the general partner interest to be outstanding immediately after completion of this offering. We may not generate sufficient distributable cash flow each quarter to support the payment of the minimum quarterly distribution. The amount of cash we can distribute on our units principally depends upon the amount of cash we generate from our operations, which will fluctuate from quarter to quarter based on, among other things:

- the volumes of crude oil, natural gas and NGLs that we handle on our assets;

- the fees with respect to volumes that we handle on our assets;

- the level of competition from other midstream energy companies in our geographic markets; and

- outages at our facilities caused by mechanical failure, maintenance, construction and other similar activities.

In addition, the actual amount of distributable cash flow we generate will also depend on other factors, some of which are beyond our control, including:

- the amount of our operating expenses and general and administrative expenses, including reimbursements to Hess, which are not subject to any caps or other limits, in respect of those expenses;

- the level of capital expenditures we make;

- the cost of acquisitions, if any;

- fluctuations in our working capital needs;

- our ability to borrow funds and access capital markets;

- restrictions contained in our revolving credit facility and other debt instruments;

- our debt service requirements and other liabilities;

- the amount of cash reserves established by our general partner;

- changes in commodity prices; and

- other business risks affecting our cash levels.

For a description of additional restrictions and factors that may affect our ability to make cash distributions, please read "Cash Distribution Policy and Restrictions on Distributions."

On a pro forma basis, we would not have generated sufficient distributable cash flow to pay the aggregate annualized minimum quarterly distribution on all of our units for the year ended December 31, 2016, with a shortfall of approximately $10.5 million for that period. We would have had shortfalls for each of the four quarters during the year ended December 31, 2016.

We must generate approximately $66.8 million of distributable cash flow to pay the aggregate minimum quarterly distributions for four quarters on all units that will be outstanding immediately following this offering. The amount of distributable cash flow that we generated during the year ended December 31, 2016 on a pro forma basis was approximately $56.3 million, which would have been sufficient to pay 100.0% of the aggregate minimum quarterly distribution on all of our common units and the corresponding distributions on our general partner's 2% interest, and 68.5% of the aggregate minimum quarterly distributions on our subordinated units and the corresponding distributions on our general partner's 2% interest for that period. On a pro forma basis, we would have had a shortfall for each of the four quarters during the year ended December 31, 2016. Our ability to pay the minimum quarterly distribution is subject to various restrictions and other factors described in more detail under "Cash Distribution Policy and Restrictions on Distributions." If we are not able to generate additional distributable cash flow in future periods, we may not be able to pay the full minimum quarterly distribution or any amount on our common or subordinated units and the corresponding distributions on our general partner's 2% interest, in which event the market price of our common units may decline materially.

The assumptions underlying the forecast of distributable cash flow that we include in "Cash Distribution Policy and Restrictions on Distributions" are inherently uncertain and subject to significant business, economic, financial, regulatory and competitive risks that could cause our actual distributable cash flow to differ materially from our forecast.

The forecast of distributable cash flow set forth in "Cash Distribution Policy and Restrictions on Distributions" includes our forecast of our results of operations and distributable cash flow for the twelve months ending March 31, 2018. Our ability to pay the full minimum quarterly distribution in the forecast period is based on a number of assumptions that may not prove to be correct and that are discussed in "Cash Distribution Policy and Restrictions on Distributions." Our financial forecast has been prepared by management, and we have neither received nor requested an opinion or report on it from our or any other independent auditor.

Hess may suspend, reduce or terminate its obligations under our commercial agreements in certain circumstances, which could have a material adverse effect on our financial condition, results of operations, cash flows and ability to make distributions to our unitholders.

Our commercial agreements with Hess include provisions that permit Hess to suspend or terminate its obligations under the applicable agreement if certain events occur. These events include our failure to perform or comply with a material warranty, covenant or obligation under the applicable commercial agreement following the expiration of a specified cure period. In addition, Hess may suspend or reduce its obligations under our commercial agreements if a force majeure event prevents us from performing required services under the applicable agreement. Hess has the ability to make such decisions notwithstanding the fact that they may significantly and adversely affect us. Any such reduction or suspension or termination of Hess's obligations would have a material adverse effect on our financial condition, results of operations, cash flows and ability to make distributions to our unitholders. Please read "Business—Our Commercial Agreements with Hess."

particular markets or undertake acquisition opportunities for itself. Hess's directors and officers have a fiduciary duty to make these decisions in the best interests of the stockholders of Hess;

- our Sponsors and Hess Infrastructure Partners may be constrained by the terms of their respective debt instruments from taking actions, or refraining from taking actions, that may be in our best interests;

- our partnership agreement replaces the fiduciary duties that would otherwise be owed by our general partner with contractual standards governing its duties, limiting our general partner's liabilities and restricting the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty;

- except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval;

- our general partner will determine the amount and timing of asset purchases and sales, borrowings, issuance of additional partnership securities and the creation, reduction or increase of cash reserves, each of which can affect the amount of cash that is distributed to our unitholders;

- our general partner will determine the amount and timing of many of our cash expenditures and whether a cash expenditure is classified as an expansion capital expenditure, which would not reduce operating surplus, or a maintenance capital expenditure, which would reduce our operating surplus. This determination can affect the amount of available cash from operating surplus that is distributed to our unitholders and to our general partner, the amount of adjusted operating surplus generated in any given period and the ability of the subordinated units to convert into common units;

- our general partner will determine which costs incurred by it are reimbursable by us;

- our general partner may cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make a distribution on the subordinated units, to make incentive distributions or to accelerate expiration of the subordination period;

- our partnership agreement permits us to classify up to $65.0 million as operating surplus, even if it is generated from asset sales, non-working capital borrowings or other sources that would otherwise constitute capital surplus. This cash may be used to fund distributions on our subordinated units or to our general partner in respect of the general partner interest or the incentive distribution rights;

- our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us or entering into additional contractual arrangements with any of these entities on our behalf;

- our general partner intends to limit its liability regarding our contractual and other obligations;

- our general partner may exercise its right to call and purchase all of the common units not owned by it and its affiliates if it and its affiliates own more than 80% of the common units;

- our general partner controls the enforcement of obligations owed to us by our general partner and its affiliates, including our commercial agreements with Hess;

- our general partner decides whether to retain separate counsel, accountants or others to perform services for us; and

- our general partner, or any transferee holding incentive distribution rights, may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to our general partner's incentive distribution rights without the approval of the conflicts

45

together as a single class is required to remove our general partner. At closing, excluding any common units purchased by our directors and executive officers and the directors and executive officers of Hess under our directed unit program and any common units purchased by John B. Hess, our Chairman of the Board and Chief Executive Officer, and certain Hess family entities, our Sponsors will collectively own 77.1% of our total outstanding common units and subordinated units on an aggregate basis (or 73.7% of our total outstanding common units and subordinated units on an aggregate basis if the underwriters' option to purchase additional common units is exercised in full).

Furthermore, unitholders' voting rights are further restricted by the partnership agreement provision providing that any units held by a person that owns 20% or more of any class of units then outstanding, other than our general partner, its affiliates, their transferees, and persons who acquired such units with the prior approval of our board of directors of our general partner, cannot vote on any matter.

Our partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders' ability to influence the manner or direction of management.

Our general partner interest or the control of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders. Furthermore, there is no restriction in our partnership agreement on the ability of Hess Infrastructure Partners to transfer all of the partnership interests in our general partner, or all of the membership interests in Hess Midstream Partners GP LLC, the general partner of our general partner, to a third party. The new owner of our general partner or Hess Midstream Partners GP LLC would then be in a position to replace our board of directors and officers with its own choices. As a result, we could lose the provision of certain operational support and administrative services by Hess and its affiliates, our right of first offer to acquire our right of first offer assets from Hess Infrastructure Partners and our license to use certain Hess trademarks.

Our general partner may elect to convert the Partnership to a corporation for U.S. federal income tax purposes without unitholder consent.

Under our partnership agreement, if, in connection with the enactment of U.S. federal income tax legislation or a change in the official interpretation of existing U.S. federal income tax legislation by a governmental authority, our general partner determines that (i) the Partnership should no longer be characterized as a partnership for U.S. federal or applicable state and local income tax purposes or (ii) common units held by unitholders other than the general partner and its affiliates should be converted into or exchanged for interests in a newly formed entity taxed as a corporation or an entity taxable at the entity level for U.S. federal or applicable state and local income tax purposes whose sole asset is interests in the Partnership ("parent corporation"), then our general partner may, without unitholder approval, cause the Partnership to be treated as an entity taxable as a corporation or subject to entity-level taxation for U.S. federal or applicable state and local income tax purposes, whether by election of the Partnership or conversion of the Partnership or by any other means or methods, or cause the common units held by unitholders other than the general partner and its affiliates to be converted into or exchanged for interests in the parent corporation. Any such event may be taxable or nontaxable to our unitholders, depending on the form of the transaction. The tax liability, if any, of a unitholder as a result of such an event may vary depending on the unitholder's particular situation and may vary from the tax liability of our general partner and each of our Sponsors. In addition, if our general partner causes an interest in the Partnership to be held by a parent corporation, our Sponsors may choose to retain their partnership interests in us rather than convert their partnership interests into parent corporation shares. Please read "Our Partnership Agreement—Election to be Treated as a Corporation."

We may issue an unlimited number of additional partnership interests without unitholder approval, which would dilute unitholder interests.

Under our partnership agreement, we may, at any time, issue an unlimited number of general partner interests or limited partner interests of any type without the approval of our unitholders and our unitholders will have no preemptive or other rights (solely as a result of their status as unitholders) to purchase any such general partner interests or limited partner interests. Further, there are no limitations in our partnership agreement on our ability to issue equity securities that rank equal or senior to our common units as to distributions or in liquidation or that have special voting rights and other rights. We have agreed that, for a period of 180 days from the date of this prospectus, we will not, without the prior written consent of Goldman, Sachs & Co. and Morgan Stanley & Co. LLC, sell, transfer or otherwise dispose of any common units or any securities convertible or exchangeable for our common units, except under certain circumstances. Please read "Underwriting—Lock-Up Agreements."

The issuance by us of additional common units or other equity securities of equal or senior rank will have the following effects:

- our unitholders' proportionate ownership interest in us will decrease;

- the amount of cash we have available to distribute on each unit may decrease;

- because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

- the ratio of taxable income to distributions may increase;

- the relative voting strength of each previously outstanding unit may be diminished; and

- the market price of our common units may decline.

The issuance by us of additional general partner interests may have the following effects, among others, if such general partner interests are issued to a person who is not an affiliate of Hess Infrastructure Partners:

- management of our business may no longer reside solely with our current general partner; and

- affiliates of the newly admitted general partner may compete with us, and neither that general partner nor such affiliates will have any obligation to present business opportunities to us.

Our Sponsors may sell units in the public or private markets, and such sales could have an adverse impact on the trading price of the common units.

After the completion of this offering, assuming that the underwriters do not exercise their option to purchase additional common units, our Sponsors will collectively hold 14,779,654 common units and 27,279,654 subordinated units. All of the subordinated units will convert into common units at the end of the subordination period and may convert earlier under certain circumstances. Additionally, we have agreed to provide our Sponsors with certain registration rights under applicable securities laws. Please read "Units Eligible for Future Sale" and "Certain Relationships and Related Party Transactions—Agreements Governing the Transactions." The sale of these units in the public or private markets could have an adverse impact on the price of the common units or on any trading market that may develop.

Our general partner's discretion in establishing cash reserves may reduce the amount of cash we have available to distribute to unitholders.

Our partnership agreement requires our general partner to deduct from operating surplus the cash reserves that it determines are necessary to fund our future operating expenditures. In addition, our partnership agreement permits the general partner to reduce available cash by establishing cash reserves for the proper conduct of our business, to comply with applicable law or agreements to which we are a party, or to provide funds for future distributions to partners. Any cash reserves established by our general partner will affect the amount of cash we have available to distribute to unitholders.

Our general partner has a limited call right that may require you to sell your common units at an undesirable time or price.

If at any time our general partner and its affiliates own more than 80% of our then-outstanding common units, our general partner will have the right, but not the obligation, which it may assign to any of its affiliates or to us, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price not less than their then-current market price. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your units. At the completion of this offering and assuming the underwriters' option to purchase additional common units from us is not exercised, our general partner and its affiliates will own approximately 54.2% of our common units (excluding any common units purchased by our directors and executive officers and the directors and executive officers of Hess under our directed unit program and any common units purchased by John B. Hess, our Chairman of the Board and Chief Executive Officer, and certain Hess family entities). At the end of the subordination period (which could occur as early as within the quarter ending September 30, 2018), assuming no additional issuances of common units by us (other than upon the conversion of the subordinated units) and the underwriters' option to purchase additional common units from us is not exercised, our general partner and its affiliates will own approximately 77.1% of our outstanding common units (excluding any common units purchased by our directors and executive officers and the directors and executive officers of Hess under our directed unit program and any common units purchased by John B. Hess, our Chairman of the Board and Chief Executive Officer, and certain Hess family entities) and therefore would not be able to exercise the call right at that time. For additional information about our general partner's call right, please read "Our Partnership Agreement—Limited Call Right."

Unitholders may have to repay distributions that were wrongfully distributed to them.

Under certain circumstances, unitholders may have to repay amounts wrongfully distributed to them. Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, we may not make a distribution to you if the distribution would cause our liabilities to exceed the fair value of our assets. Delaware law provides that for a period of three years from the date of the impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Delaware law will be liable to the limited partnership for the distribution amount. Transferees of common units are liable for the obligations of the transferor to make contributions to the partnership that are known to the transferee at the time of the transfer and for unknown obligations if the liabilities could be determined from our partnership agreement. Liabilities to partners on account of their partnership interest and liabilities that are non-recourse to the partnership are not counted for purposes of determining whether a distribution is permitted.

There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and you could lose all or part of your investment.

Prior to this offering, there has been no public market for our common units. After this offering, there will be only 12,500,000 publicly traded common units, assuming the underwriters' option to purchase additional common units from us is not exercised. In addition, our Sponsors will collectively own 14,779,654 common units and 27,279,654 subordinated units, representing an aggregate 75.5% limited partner interest in us (or 72.2% if the underwriters' option to purchase additional common units is exercised in full). We do not know the extent to which investor interest will lead to the development of an active trading market or how liquid that market might be. You may not be able to resell your common units at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common units and limit the number of investors who are able to buy the common units.

The initial public offering price for the common units offered hereby will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of the market price of the common units that will prevail in the trading market. The market price of our common units may decline below the initial public offering price.

Our general partner, or any transferee holding incentive distribution rights, may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to its incentive distribution rights, without the approval of our conflicts committee or the holders of our common units. This could result in lower distributions to holders of our common units.

Our general partner has the right, at any time when there are no subordinated units outstanding and it has received distributions on its incentive distribution rights at the highest level to which it is entitled (48%, in addition to distributions paid on its 2% general partner interest) for each of the prior four consecutive fiscal quarters, to reset the initial target distribution levels at higher levels based on our distributions at the time of the exercise of the reset election. Following a reset election, the minimum quarterly distribution will be adjusted to equal the reset minimum quarterly distribution, and the target distribution levels will be reset to correspondingly higher levels based on percentage increases above the reset minimum quarterly distribution.

If our general partner elects to reset the target distribution levels, it will be entitled to receive a number of common units and to maintain its 2% general partner interest. The number of common units to be issued to our general partner will be equal to that number of common units that would have entitled their holder to an average aggregate quarterly cash distribution in the prior two quarters equal to the average of the distributions to our general partner on the incentive distribution rights in such two quarters. Our general partner will also be entitled to maintain its general partner's interest in us at the level that existed immediately prior to the reset election. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per common unit without such conversion. It is possible, however, that our general partner could exercise this reset election at a time when it is experiencing, or expects to experience, declines in the cash distributions it receives related to its incentive distribution rights and may, therefore, desire to be issued common units rather than retain the right to receive distributions based on the initial target distribution levels. This risk could be elevated if our incentive distribution rights have been transferred to a third party. As a result, a reset election may cause our common unitholders to experience a reduction in the amount of cash distributions that they would have otherwise received had we not issued new common units in connection with resetting the target distribution levels. Additionally, our general partner has the right to transfer all or any portion of our proration method. Accordingly, our counsel is unable to opine as to the validity of this method. If the IRS were to challenge our proration method, we may be required to change the allocation of items of income, gain, loss and deduction among our unitholders. Please read "Material U.S. Federal Income Tax Consequences—Disposition of Units—Allocations Between Transferors and Transferees."

A unitholder whose units are the subject of a securities loan (e.g., a loan to a "short seller" to cover a short sale of units) may be considered to have disposed of those units. If so, he would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition.

Because there are no specific rules governing the U.S. federal income tax consequence of loaning a partnership interest, a unitholder whose units are the subject of a securities loan may be considered to have disposed of the loaned units. In that case, the unitholder may no longer be treated for tax purposes as a partner with respect to those units during the period of the loan to the short seller and the unitholder may recognize gain or loss from such disposition. Moreover, during the period of the loan, any of our income, gain, loss or deduction with respect to those units may not be reportable by the unitholder and any cash distributions received by the unitholder as to those units could be fully taxable as ordinary income. Our counsel has not rendered an opinion regarding the treatment of a unitholder whose units are the subject of a securities loan; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a securities loan are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing their units.

We have adopted certain valuation methodologies in determining a unitholder's allocations of income, gain, loss and deduction. The IRS may challenge these methodologies or the resulting allocations, which could adversely affect the value of our common units.

In determining the items of income, gain, loss and deduction allocable to our unitholders, we must routinely determine the fair market value of our assets. Although we may, from time to time, consult with professional appraisers regarding valuation matters, we make many fair market value estimates using a methodology based on the market value of our common units as a means to measure the fair market value of our assets. The IRS may challenge these valuation methods and the resulting allocations of income, gain, loss and deduction.

A successful IRS challenge to these methods or allocations could adversely affect the timing or amount of taxable income or loss being allocated to our unitholders. It also could affect the amount of gain from our unitholders' sale of common units and could have a negative impact on the value of the common units or result in audit adjustments to our unitholders' tax returns without the benefit of additional deductions.

The sale or exchange of 50% or more of our capital and profits interests during any twelve-month period will result in the termination of our partnership for federal income tax purposes.

We will be considered to have terminated as a partnership for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. Immediately following this offering, our Sponsors and our general partner will collectively own 77.5% of the total interests in our capital and profits, assuming the underwriters do not exercise their option to purchase additional common units. Therefore, a transfer by our Sponsors and our general partner of all or a portion of their interests in us could, in conjunction with the trading of common units held by the public, result in a termination of our partnership for federal income tax purposes. For purposes of determining whether the 50% threshold has been met, multiple sales of the same interest will be counted only once.

USE OF PROCEEDS

We expect to receive net proceeds of approximately $231.9 million from the sale of common units offered by this prospectus based on an assumed initial public offering price of $20.00 per common unit (the mid-point of the price range set forth on the cover of this prospectus), after deducting underwriting discounts, structuring fees and estimated offering expenses. Our estimate assumes the underwriters' option to purchase additional common units from us is not exercised. We intend to use the net proceeds from this offering as follows:

- approximately $218.1 million will be distributed to our Sponsors, in whole or in part as reimbursement of preformation capital expenditures;

- approximately $10.0 million will be retained for general partnership purposes, including to fund expansion capital expenditures and our working capital needs; and

- $3.8 million will be used to pay revolving credit facility origination fees.

If and to the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to any exercise will be sold to the public, and any remaining common units not purchased by the underwriters pursuant to any exercise of the option will be issued to our Sponsors at the expiration of the option period for no additional consideration. If the underwriters exercise their option to purchase additional common units in full, the additional net proceeds to us would be approximately $35.1 million (based on the mid-point of the price range set forth on the cover of this prospectus), after deducting underwriting discounts and structuring fees. We will use any net proceeds from the exercise of the underwriters' option to purchase additional common units from us to make an additional cash distribution to our Sponsors.

An increase or decrease in the initial public offering price of $1.00 per common unit would cause the net proceeds from this offering, after deducting underwriting discounts, structuring fees and offering expenses, to increase or decrease by approximately $11.7 million (or approximately $13.4 million if the underwriters' option to purchase additional common units is exercised in full). In the event of any such increase or decrease in the net proceeds from this offering, the cash distribution to our Sponsors from the proceeds of this offering will increase or decrease, as applicable, by a corresponding amount.

CAPITALIZATION

The following table shows:

- the historical cash and cash equivalents and capitalization of our Predecessor as of December 31, 2016; and

- our pro forma capitalization as of December 31, 2016, giving effect to the pro forma adjustments described in our unaudited pro forma combined financial statements included elsewhere in this prospectus, including this offering and the application of the net proceeds of this offering in the manner described under "Use of Proceeds" and the other transactions described under "Prospectus Summary—The Transactions."

This table is derived from, should be read together with and is qualified in its entirety by reference to the historical combined financial statements and the accompanying notes and the unaudited pro forma combined financial statements and the accompanying notes included elsewhere in this prospectus.

(in millions)	As of December 31, 2016	
	Historical	Pro forma(1)
	(unaudited)	
Cash and cash equivalents	$ —	$ 10.3
Debt:		
Long-term debt	—	—
Total debt	—	—
Net parent investment / partners' capital(2):		
Net parent investment	2,238.1	—
Held by public:		
Common units	—	223.5
Held by Hess:		
Common units	—	47.1
Subordinated units	—	86.9
Held by GIP:		
Common units	—	47.1
Subordinated units	—	86.9
Held by Hess Infrastructure Partners:		
General Partner interest	—	7.0
Noncontrolling interest	—	1,971.5
Total net parent investment / partners' capital	2,238.1	2,470.0
Total capitalization	$2,238.1	$2,470.0

(1) Assumes the mid-point of the price range set forth on the cover of this prospectus.
(2) Assumes the underwriters' option to purchase additional common units from us is not exercised.

DILUTION

Dilution is the amount by which the offering price per common unit in this offering will exceed the pro forma net tangible book value per unit after the offering. On a pro forma basis as of December 31, 2016, after giving effect to the offering of common units and the related transactions, our net tangible book value was approximately $498.5 million, or $8.95 per unit. Purchasers of common units in this offering will experience substantial and immediate dilution in pro forma net tangible book value per common unit for financial accounting purposes, as illustrated in the following table.

Assumed initial public offering price per common unit(1)		$20.00
Pro forma net tangible book value per unit before this offering(2)	$11.42	
Less: Distribution to Hess Infrastructure Partners(3)	(5.05)	
Increase in net tangible book value per unit attributable to purchasers in this offering	2.58	
Less: Pro forma net tangible book value per unit after this offering(4)		8.95
Immediate dilution in net tangible book value per common unit to purchasers in this offering(5)(6)		$11.05

---

(1) The mid-point of the price range set forth on the cover of this prospectus.
(2) Determined by dividing the number of units (14,779,654 common units, 27,279,654 subordinated units and the 2% general partner interest, which has a dilutive effect equivalent to 1,113,455 units) to be issued to the general partner and its affiliates for their contribution of assets and liabilities to us into the pro forma net tangible book value of the contributed assets and liabilities, of approximately $493.2 million.
(3) Determined by dividing our expected distribution of approximately $218.1 million to our Sponsors in connection with this offering by the number of units (14,779,654 common units, 27,279,654 subordinated units and the 2% general partner interest) to be issued to the general partner and its affiliates for its contribution of assets and liabilities to us.
(4) Determined by dividing our pro forma net tangible book value, after giving effect to the application of the net proceeds of this offering, of approximately $498.5 million, by the number of units to be outstanding after this offering (27,279,654 common units, 27,279,654 subordinated units and the 2% general partner interest, which has a dilutive effect equivalent to 1,113,455 units) and the application of the related net proceeds.
(5) If the initial public offering price were to increase or decrease by $1.00 per common unit, then dilution in net tangible book value per common unit would equal $11.84 and $10.26, respectively.
(6) Assumes the underwriters' option to purchase additional common units from us is not exercised. If the underwriters' option to purchase additional common units from us is exercised in full, the immediate dilution in net tangible book value per common unit to purchasers in this offering would be $10.42.

The following table sets forth the number of units that we will issue and the total consideration contributed to us by the general partner and its affiliates in respect of their units and by the purchasers of common units in this offering upon consummation of the transactions contemplated by this prospectus.

	Units acquired		Total consideration	
	Number	**%**	**Amount**	**%**
			(in millions)	
General partner and its affiliates(1)(2)(3)	43,172,763	77.5%	$275.0	52.4%
Purchasers in this offering	12,500,000	22.5%	250.0	47.6%
Total	55,672,763	100.0%	$525.0	100.0%

---

(1) Upon the consummation of the transactions contemplated by this prospectus, our general partner and its affiliates will own 14,779,654 common units, 27,279,654 subordinated units and a 2% general partner interest having a dilutive effect equivalent to 1,113,455 units.
(2) Assumes the underwriters' option to purchase additional common units from us is not exercised.
(3) The assets contributed by the general partner and its affiliates were recorded at historical cost in accordance with GAAP. Book value of the consideration provided by our general partner and its affiliates, as of December 31, 2016, was approximately $493.2 million. At the closing of this offering, we intend to make a distribution of approximately $218.1 million to our Sponsors.

CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

The following discussion of our cash distribution policy should be read in conjunction with the specific assumptions included in this section. In addition, "Forward-Looking Statements" and "Risk Factors" should be read for information regarding statements that do not relate strictly to historical or current facts and regarding certain risks inherent in our business.

For additional information regarding our historical and pro forma results of operations, please refer to our historical combined financial statements and the accompanying notes and the unaudited pro forma combined financial statements and the accompanying notes included elsewhere in this prospectus.

General

Rationale for Our Cash Distribution Policy

Our partnership agreement requires that we distribute all of our available cash quarterly. This requirement forms the basis of our cash distribution policy and reflects a basic judgment that our unitholders will be better served by distributing our available cash rather than retaining it, because, among other reasons, we believe we will generally finance any expansion capital expenditures from external financing sources. Under our current cash distribution policy, we intend to make a minimum quarterly distribution to the holders of our common units and subordinated units of $0.30 per unit, or $1.20 per unit on an annualized basis, to the extent we have sufficient available cash after the establishment of cash reserves and the payment of costs and expenses, including the payment of expenses to our general partner. Other than the requirement in our partnership agreement to distribute all of our available cash each quarter, we have no legal obligation to make quarterly cash distributions in this or any other amount, and our general partner has considerable discretion to determine the amount of our available cash each quarter. Any quarterly distribution we make must generally be approved by our board of directors, including at least one Hess director and one GIP director; however, Hess and GIP have agreed that, in the unlikely event that we do not receive such approval, then our general partner may approve, by a simple majority vote of our board of directors, a distribution for such quarter in an amount that represents an increase in our per-unit distribution over the immediately preceding quarterly distribution, to the extent we have sufficient available cash. In such an event, the Hess directors have sufficient voting power to approve any such increase. Any such distribution would not necessarily be indicative of, or reflect a change in, our then-current cash distribution policy. Our general partner may change our cash distribution policy at any time, subject to the requirement in our partnership agreement to distribute all of our available cash quarterly. Generally, our available cash is our (1) cash on hand at the end of a quarter after the payment of our expenses and the establishment of cash reserves and (2) cash on hand resulting from working capital borrowings made after the end of the quarter. Because we are not subject to an entity-level federal income tax, we expect to have more cash to distribute than would be the case if we were subject to federal income tax. If we do not generate sufficient available cash from our operations, we may, but are under no obligation to, borrow funds to pay the minimum quarterly distribution to our unitholders.

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

Although our partnership agreement requires that we distribute all of our available cash quarterly, there is no guarantee that we will make quarterly cash distributions to our unitholders at our minimum quarterly distribution rate or at any other rate, and we have no legal obligation to do so. Our current cash distribution policy is subject to certain restrictions, as well as the considerable discretion of our general partner in determining the amount of our available cash each quarter. The following factors will affect our ability to make cash distributions, as well as the amount of any cash distributions we make:

- Our cash distribution policy will be subject to restrictions on cash distributions under our revolving credit facility, which we expect will prohibit us, until such time that we have an investment grade credit rating, from making cash distributions while an event of default has occurred and is continuing under the facility, notwithstanding our cash distribution policy. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity—Revolving Credit Facility."

- The amount of cash that we distribute and the decision to make any distribution is determined by our general partner, taking into consideration the terms of our partnership agreement. Specifically, our general partner will have the authority to establish cash reserves for the prudent conduct of our business and for future cash distributions to our unitholders, and the establishment of or increase in those reserves could result in a reduction in cash distributions from levels we currently anticipate pursuant to our stated cash distribution policy. Any decision to establish cash reserves made by our general partner in good faith will be binding on our unitholders.

- Any quarterly distribution we make must generally be approved by our board of directors, including at least one Hess director and one GIP director; however, Hess and GIP have agreed that, in the unlikely event that we do not receive such approval, then our general partner may approve, by a simple majority vote of our board of directors, a distribution for such quarter in an amount that represents an increase in our per-unit distribution over the immediately preceding quarterly distribution, to the extent we have sufficient available cash. In such an event, the Hess directors have sufficient voting power to approve any such increase. This agreement between Hess and GIP does not modify the provisions in our partnership agreement related to our distribution of available cash, and any such distribution would not necessarily be indicative of, or reflect a change in, our then-current cash distribution policy. We are not legally obligated to make a distribution in such increased amount or in any other amount in any quarter, subject to the obligation under our partnership agreement to distribute all of our available cash each quarter.

- While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including the provisions requiring us to make cash distributions, may be amended. During the subordination period our partnership agreement may not be amended without the approval of our public common unitholders, except in a limited number of circumstances when our general partner can amend our partnership agreement without any unitholder approval. For a description of these limited circumstances, please read "Our Partnership Agreement—Amendment of Our Partnership Agreement—No unitholder approval." However, after the subordination period has ended, our partnership agreement may be amended with the consent of our general partner and the approval of a majority of the outstanding common units, including common units owned by our general partner and its affiliates. At the closing of this offering, Hess Infrastructure Partners will own our general partner, and our Sponsors will collectively own 77.1% of our total outstanding common units and subordinated units on an aggregate basis (or 73.7% of our total outstanding common units and subordinated units on an aggregate basis if the underwriters' option to purchase additional common units is exercised in full).

- Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, or the Delaware Act, we may not make a distribution if the distribution would cause our liabilities to exceed the fair value of our assets.

- We may lack sufficient cash to pay distributions to our unitholders due to cash flow shortfalls attributable to a number of operational, commercial or other factors as well as increases in our operating and maintenance or general and administrative expenses, principal and interest payments on our debt, tax expenses, working capital requirements and anticipated cash needs. Our available cash is directly impacted by our cash expenses necessary to run our business and will be reduced dollar-for-dollar to the extent such uses of cash increase. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—Distributions of Available Cash."

Our Minimum Quarterly Distribution

Upon the consummation of this offering, our partnership agreement will provide for a minimum quarterly distribution of $0.30 per unit for each whole quarter, or $1.20 per unit on an annualized basis. Our ability to make cash distributions at the minimum quarterly distribution rate will be subject to the factors described above under "—General—Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy." Quarterly distributions, if any, will be made within 45 days after the end of each calendar quarter to holders of record on or about the first day of each such month in which such distributions are made. We do not expect to make distributions for the period that begins on April 1, 2017, and ends on the day prior to the closing of this offering. We will adjust the amount of our first distribution for the period from the closing of this offering through June 30, 2017, based on the actual length of the period.

The amount of available cash needed to pay the minimum quarterly distribution on all of our common units and subordinated units and the corresponding distributions on our general partner's 2% interest immediately after this offering for one quarter and on an annualized basis (assuming no exercise and full exercise of the underwriters' option to purchase additional common units) is summarized in the table below:

	No exercise of option to purchase additional common units			Full exercise of option to purchase additional common units		
	Aggregate minimum quarterly distributions			Aggregate minimum quarterly distributions		
	Number of units	One quarter	Annualized (four quarters)	Number of units	One quarter	Annualized (four quarters)
		(in millions)			(in millions)	
Publicly held common units	12,500,000	$ 3.8	$15.0	14,375,000	$ 4.3	$17.3
Common units held by Sponsors	14,779,654	4.4	17.7	12,904,654	3.9	15.4
Subordinated units held by Sponsors	27,279,654	8.2	32.8	27,279,654	8.2	32.8
General partner interest	1,113,455	0.3	1.3	1,113,455	0.3	1.3
Total	55,672,763	$16.7	$66.8	55,672,763	$16.7	$66.8

As of the date of this offering, our general partner will be entitled to 2% of all distributions that we make prior to our liquidation. Our general partner's initial 2% interest in these distributions may be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us in order to maintain its initial 2% general partner interest. Our general partner will also initially hold all of the incentive distribution rights, which entitle the holder to increasing percentages, up to a maximum of 48%, of the cash we distribute in excess of $0.3450 per unit per quarter.

During the subordination period, before we make any quarterly distributions to our subordinated unitholders, our common unitholders are entitled to receive payment of the full minimum quarterly distribution for such quarter plus any arrearages in distributions of the minimum quarterly distribution from prior quarters. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordinated Units and Subordination Period." We cannot guarantee, however, that we will pay distributions on our common units at our minimum quarterly distribution rate or at any other rate in any quarter.

Although holders of our common units may pursue judicial action to enforce provisions of our partnership agreement, including those related to requirements to make cash distributions as

described above, our partnership agreement provides that any determination made by our general partner in its capacity as our general partner must be made in good faith and that any such determination will not be subject to any other standard imposed by the Delaware Act or any other law, rule or regulation or at equity. Our partnership agreement provides that, in order for a determination by our general partner to be made in "good faith," our general partner must subjectively believe that the determination is in the best interests of our partnership. In making such determination, our general partner may take into account the totality of the circumstances or the totality of the relationships between the parties involved, including other relationships or transactions that may be particularly favorable or advantageous to us. Please read "Conflicts of Interest and Duties."

The provision in our partnership agreement requiring us to distribute all of our available cash quarterly may not be modified without amending our partnership agreement; however, as described above, the actual amount of our cash distributions for any quarter is subject to fluctuations based on the amount of cash we generate from our business, the amount of reserves our general partner establishes in accordance with our partnership agreement and the amount of available cash from working capital borrowings.

Additionally, our general partner may reduce the minimum quarterly distribution and the target distribution levels if legislation is enacted or modified or action is taken by our general partner as described under "Our Partnership Agreement—Election to be treated as a Corporation" that results in our becoming taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes. In such an event, the minimum quarterly distribution and the target distribution levels may be reduced proportionately by the percentage decrease in our available cash resulting from the estimated tax liability we would incur in the quarter in which such legislation is effective. The minimum quarterly distribution will also be proportionately adjusted in the event of any distribution, combination or subdivision of common units in accordance with the partnership agreement, or in the event of a distribution of available cash from capital surplus. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels." The minimum quarterly distribution is also subject to adjustment if the holder(s) of the incentive distribution rights (initially only our general partner) elect to reset the target distribution levels related to the incentive distribution rights. In connection with any such reset, the minimum quarterly distribution will be reset to an amount equal to the average cash distribution amount per common unit for the two quarters immediately preceding the reset. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—General Partner's Right to Reset Incentive Distribution Levels."

In the sections that follow, we present in detail the basis for our belief that we will be able to fully fund our annualized minimum quarterly distribution of $1.20 per unit for the twelve months ending March 31, 2018. In those sections, we present two tables, consisting of:

- "Unaudited Pro Forma Distributable Cash Flow," in which we present the amount of distributable cash flow we would have generated on a pro forma basis for the year ended December 31, 2016, derived from our unaudited pro forma combined financial statements that are included in this prospectus, as adjusted to give pro forma effect to this offering and the related formation transactions; and

- "Estimated Distributable Cash Flow for the Twelve Months Ending March 31, 2018," in which we provide our estimated forecast of our ability to generate sufficient distributable cash flow to support the payment of the minimum quarterly distribution on all units and the corresponding distributions on our general partner's 2% interest for the twelve months ending March 31, 2018.

Unaudited Pro Forma Distributable Cash Flow for the Year Ended December 31, 2016

If we had completed the transactions contemplated in this prospectus on January 1, 2016, pro forma distributable cash flow for the year ended December 31, 2016 would have been approximately $56.3 million. We must generate approximately $66.8 million of distributable cash flow to pay the aggregate minimum quarterly distribution on all of our outstanding common and subordinated units and the corresponding distributions on our general partner's 2% interest following this offering. The amount of distributable cash flow we generated during the year ended December 31, 2016 on a pro forma basis would have been sufficient to pay 100.0% of the aggregate annualized minimum quarterly distribution of $1.20 per unit on our common units and the corresponding distributions on our general partner's 2% interest and 68.5% of the aggregate annualized minimum quarterly distribution on our subordinated units and the corresponding distributions on our general partner's 2% interest for such period. On a pro forma basis, we would have had a shortfall for each of the four quarters during the year ended December 31, 2016.

We based the pro forma adjustments upon currently available information and specific estimates and assumptions. The pro forma amounts below do not purport to present our results of operations had the transactions contemplated in this prospectus actually been completed as of the date indicated. In addition, distributable cash flow is primarily a cash accounting concept, while our unaudited pro forma combined financial statements have been prepared on an accrual basis. As a result, you should view the amount of pro forma distributable cash flow only as a general indication of the amount of distributable cash flow that we might have generated had this offering and the other transactions contemplated in this prospectus been consummated on January 1, 2016.

The following table illustrates, on a pro forma basis, for the year ended December 31, 2016, the amount of cash that would have been available for distribution to our unitholders and our general partner, assuming in each case that this offering and the other transactions contemplated in this prospectus had been consummated on January 1, 2016.

Hess Midstream Partners LP
Unaudited Pro Forma Distributable Cash Flow

	Year Ended December 31, 2016
(in millions)	
Pro forma net income(1)	$206.7
Less:	
Net income attributable to Hess Infrastructure Partners(2)(3)	165.9
Pro forma net income attributable to Hess Midstream Partners LP	40.8
Plus:	
Net income attributable to Hess Infrastructure Partners(2)(3)	165.9
Depreciation expense	99.7
Interest expense(4)	1.8
Pro forma Adjusted EBITDA(5)	308.2
Less:	
Pro forma Adjusted EBITDA attributable to Hess Infrastructure Partners(2)(3)	245.7
Pro forma Adjusted EBITDA attributable to Hess Midstream Partners LP	62.5
Less:	
Cash interest paid(4)	0.8
Maintenance capital expenditures(6)(7)	1.6
Expansion capital expenditures(6)(7)	51.3
Incremental costs of being a separate publicly traded partnership(8)	3.4
Adjustments related to minimum volume commitments(9)	0.4
Plus:	
Funding for expansion capital expenditures(10)	51.3
Pro forma Distributable Cash Flow attributable to Hess Midstream Partners LP	$ 56.3
Distributions to public unitholders	15.0
Distributions to Sponsors—common units	17.7
Distributions to Sponsors—subordinated units	32.8
Distributions to our general partner	1.3
Total distributions	$ 66.8
Excess (shortfall) of pro forma distributable cash flow over (below) aggregate minimum distributions	$ (10.5)

(1) See our unaudited pro forma combined financial statements included elsewhere in this prospectus for an explanation of the adjustments used to derive pro forma net income. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting the Comparability of our Financial Results."

(2) Reflects net income attributable to Hess Infrastructure Partners' 80% retained economic interest in Gathering Opco, HTGP Opco and Logistics Opco. See our unaudited pro forma combined financial statements and Adjusted EBITDA reconciliation below for further discussion.

Estimated Distributable Cash Flow for the Twelve Months Ending March 31, 2018

We forecast our estimated distributable cash flow for the twelve months ending March 31, 2018, will be approximately $76.8 million. This amount would exceed by $10.0 million the amount needed to pay the aggregate annualized minimum quarterly distribution of approximately $65.5 million on all of our outstanding common and subordinated units and the corresponding distributions of approximately $1.3 million on our general partner's 2% interest for the twelve months ending March 31, 2018. The number of outstanding units on which we have based our belief does not include any common units that may be issued under the long-term incentive plan that our general partner will adopt prior to the closing of this offering.

We have not historically made public projections as to future operations, earnings or other results. However, our management has prepared the forecast of estimated distributable cash flow for the twelve months ending March 31, 2018, and related assumptions set forth below to substantiate our belief that we will have sufficient available cash to pay the minimum quarterly distribution to all our unitholders and the corresponding distributions on our general partner's 2% interest for the twelve months ending March 31, 2018. Please read below under "—Significant Forecast Assumptions" for further information as to the assumptions we have made for the financial forecast. This forecast is a forward-looking statement and should be read together with our historical and unaudited pro forma combined financial statements and the accompanying notes included elsewhere in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations." This forecast was not prepared with a view toward complying with the published guidelines of the SEC or guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of our management, was prepared on a reasonable basis. It reflects the best currently available estimates and judgments, and presents, to the best of management's knowledge and belief, the assumptions on which we base our view that we can generate sufficient distributable cash flow to pay the minimum quarterly distribution to all our unitholders and the corresponding distributions on our general partner's 2% interest for the forecasted period. However, this information is not fact and should not be relied upon as being necessarily indicative of our future results, and readers of this prospectus are cautioned not to place undue reliance on the prospective financial information.

The prospective financial information included in this registration statement has been prepared by, and is the responsibility of, our management. Ernst & Young LLP has neither compiled nor performed any procedures with respect to the accompanying prospective financial information and, accordingly, Ernst & Young LLP does not express an opinion or any other form of assurance with respect thereto. The Ernst & Young LLP report included in this registration statement relates to our historical financial information. It does not extend to the prospective financial information and should not be read to do so.

When considering our financial forecast, you should keep in mind the risk factors and other cautionary statements under "Risk Factors." Any of the risks discussed in this prospectus, to the extent they are realized, could cause our actual results of operations to vary significantly from those that would enable us to generate our estimated distributable cash flow.

We do not undertake any obligation to release publicly the results of any future revisions we may make to the forecast or to update this forecast to reflect events or circumstances after the date of this prospectus. Therefore, you are cautioned not to place undue reliance on this prospective financial information.

Hess Midstream Partners LP
Estimated Distributable Cash Flow(1)

(in millions)	Twelve Months Ending March 31, 2018	Three Months Ending			
		June 30, 2017	September 30, 2017	December 31, 2017	March 31, 2018
Revenues(2)	$572.2	$135.8	$142.0	$142.9	$151.5
Costs and expenses					
Operating and maintenance expenses (exclusive of depreciation shown separately below)	161.1	41.4	41.4	37.6	40.7
Depreciation expense	116.5	28.5	28.8	29.2	30.0
General and administrative expenses(3)	11.8	2.8	2.7	2.7	3.6
Total costs and expenses	289.4	72.7	72.9	69.5	74.3
Income from operations	282.8	63.1	69.1	73.4	77.2
Interest expense, net of capitalized interest(4)	2.2	0.4	0.5	0.6	0.7
Net income	280.6	62.7	68.6	72.8	76.5
Less:					
Net income attributable to Hess Infrastructure Partners(5)(6)	228.0	51.0	55.7	59.1	62.2
Net income attributable to Hess Midstream Partners LP	52.6	11.7	12.9	13.7	14.3
Plus:					
Net income attributable to Hess Infrastructure Partners(5)(6)	228.0	51.0	55.7	59.1	62.2
Depreciation expense	116.5	28.5	28.8	29.2	30.0
Interest expense, net of capitalized interest(4)	2.2	0.4	0.5	0.6	0.7
Estimated Adjusted EBITDA(7)	399.3	91.6	97.9	102.6	107.2
Less:					
Estimated Adjusted EBITDA attributable to Hess Infrastructure Partners(5)(6)	321.2	73.8	78.8	82.4	86.2
Estimated Adjusted EBITDA attributable to Hess Midstream Partners LP	78.1	17.8	19.1	20.2	21.0
Less:					
Cash interest paid(4)	1.3	0.2	0.3	0.4	0.4
Maintenance capital expenditures(8)	3.9	1.5	1.6	0.3	0.5
Expansion capital expenditures(8)	24.6	9.7	8.4	3.6	2.9
Plus:					
Maintenance capital expenditures funded by Hess Infrastructure Partners(9)	3.9	1.5	1.6	0.3	0.5
Funding for expansion capital expenditures(10)	24.6	9.7	8.4	3.6	2.9
Estimated distributable cash flow attributable to Hess Midstream Partners LP	$ 76.8	$ 17.6	$ 18.8	$ 19.8	$ 20.6
Distributions to public common unitholders(11)	15.0	3.7	3.7	3.8	3.8
Distributions to Sponsors—common units	17.7	4.4	4.5	4.4	4.4
Distributions to Sponsors—subordinated units	32.8	8.2	8.2	8.2	8.2
Distributions to our general partner	1.3	0.4	0.3	0.3	0.3
Total distributions	$ 66.8	$ 16.7	$ 16.7	$ 16.7	$ 16.7
Excess of Estimated Distributable Cash Flow over aggregate minimum quarterly distributions	$ 10.0	$ 0.9	$ 2.1	$ 3.1	$ 3.9

(1) Unless otherwise noted, amounts represent 100% of the results of operations of our gathering, processing and storage and terminaling and export businesses. See our Predecessor's combined financial statements for further discussion related to our controlling interests in Gathering Opco, HTGP Opco and Logistics Opco.

(2) Includes revenue from shortfall payments related to minimum volume commitments over the twelve months ending March 31, 2018. Under our commercial agreements Hess is obligated to deliver minimum volumes of crude oil, natural gas and NGLs, as applicable, to us on a quarterly basis. Hess's minimum volume commitments under our gas gathering agreement, crude oil gathering agreement, gas processing and fractionation agreement and terminal and export services agreement are equal to 80% of Hess's nominations in each development plan and apply on a three-year rolling basis. Approximately $13.7 million of our estimated distributable cash flow is related to aggregate shortfall fees attributable to our 20% economic interest in Gathering Opco, HTGP Opco and Logistics Opco.

General and Administrative Expenses

We estimate that our total general and administrative expenses will be $11.8 million for the twelve months ending March 31, 2018, compared with $10.4 million for the year ended December 31, 2016, each on a pro forma basis. The estimated increase in general and administrative expenses is expected to be attributable to approximately $3.4 million of estimated incremental annual expenses as a result of being a separate publicly traded partnership. These expenses include costs associated with SEC reporting requirements, tax returns, Schedule K-1 preparation and distribution, NYSE listing fees, independent auditor fees, registrar and transfer agent fees, director and officer liability insurance premiums and independent director compensation. These incremental annual expenses are partially offset by a decrease in the general and administrative expense allocation related to lower costs from Hess under our omnibus agreement and employee secondment agreement in 2017.

Financing

We estimate interest expense will be $2.2 million for the twelve months ending March 31, 2018 based on the following assumptions:

- we will incur interest expense attributable to borrowings under our revolving credit facility to fund a portion of our expansion capital expenditures during the twelve-month forecast period;

- our interest expense will include amortization of origination fees related to our revolving credit facility;

- our interest expense will include quarterly facility fees, based on the terms of our revolving credit facility, based on the capacity of our revolving credit facility; and

- we will remain in compliance with the financial and other covenants in our revolving credit facility.

Capital Expenditures

We estimate that our total capital expenditures, based on our 20% economic interest in Gathering Opco, HTGP Opco, Logistics Opco and our 100% interest in Mentor Holdings, will be $28.5 million for the twelve months ending March 31, 2018, compared with $52.9 million for the year ended December 31, 2016, each on a pro forma basis. This estimate is based on the following assumptions:

Maintenance capital expenditures. We estimate that maintenance capital expenditures will be $3.9 million for the twelve months ending March 31, 2018 compared to $1.6 million for the year ended December 31, 2016 primarily attributable to the rescheduling of certain maintenance projects from the year ended December 31, 2016 to the twelve months ending March 31, 2018.

Under our contribution agreement, Hess Infrastructure Partners will agree to bear the full cost of capital expenditures related to certain identified uncompleted maintenance capital projects associated with our initial assets to the extent such projects are commenced prior to the second anniversary of the closing of this offering. Hess Infrastructure Partners will also agree to pay (i) all costs related to certain other identified maintenance capital projects related to our joint interest assets that are incurred prior to the second anniversary of the closing of this offering and do not exceed an aggregate maximum of $20 million and (ii) the costs of any unanticipated maintenance capital projects undertaken by Gathering Opco, HTGP Opco, Logistics Opco and Mentor Holdings during the twelve months ending March 31, 2018, up to a maximum of $10 million on a 100% basis. As a result, we have forecasted that Hess Infrastructure Partners will bear the cost of all of the maintenance capital expenditures we expect to incur during the twelve months ending March 31, 2018.

PROVISIONS OF OUR PARTNERSHIP AGREEMENT RELATING TO CASH DISTRIBUTIONS

Set forth below is a summary of the significant provisions of our partnership agreement that relate to cash distributions.

Distributions of Available Cash

General

Our partnership agreement requires that, within 45 days after the end of each quarter, beginning with the quarter ending June 30, 2017, we distribute all of our available cash to unitholders of record on the applicable record date. We will adjust the amount of our distribution for the period from the closing of this offering through June 30, 2017, based on the actual length of the period.

Definition of available cash

Available cash generally means, for any quarter, all cash and cash equivalents on hand at the end of that quarter:

- less, the amount of cash reserves established by our general partner to:
  - provide for the proper conduct of our business (including reserves for our future capital expenditures, future acquisitions, anticipated future debt service requirements and refunds of collected rates reasonably likely to be refunded as a result of a settlement or hearing related to FERC rate proceedings or rate proceedings under applicable law subsequent to that quarter);
  - comply with applicable law, any of our or our subsidiaries' debt instruments or other agreements; or
  - provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters (provided that our general partner may not establish cash reserves for distributions if the effect of the establishment of such reserves will prevent us from distributing the minimum quarterly distribution on all common units and any cumulative arrearages on such common units for the current quarter);
- plus, if our general partner so determines, all or any portion of the cash (i) on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made subsequent to the end of such quarter or (ii) available to be borrowed as a working capital borrowing as of the date of determination of available cash with respect to such quarter.

The purpose and effect of the last bullet point above is to allow our general partner, if it so decides, to use cash from working capital borrowings made after the end of the quarter to pay distributions to unitholders. Under our partnership agreement, working capital borrowings are generally borrowings that are made under a credit facility, commercial paper facility or similar financing arrangement, and in all cases are used solely for working capital purposes or to pay distributions to partners and with the intent of the borrower to repay such borrowings within twelve months with funds other than from additional working capital borrowings.

Intent to distribute the minimum quarterly distribution

Under our current cash distribution policy, we intend to make a minimum quarterly distribution to the holders of our common units and subordinated units of $0.30 per unit, or $1.20 per unit on an annualized basis, to the extent we have sufficient available cash after the establishment of cash reserves and the payment of costs and expenses, including reimbursements of expenses to our general partner. However, there is no guarantee that we will pay the minimum quarterly distribution on our units in any quarter. The amount of distributions paid under our cash distribution policy and the decision to make any distribution will be determined by our general partner, taking into consideration the terms of our partnership agreement. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity—Revolving Credit Facility" for a discussion of the restrictions included in our revolving credit facility that may restrict our ability to make distributions.

General partner interest and incentive distribution rights

Initially, our general partner will be entitled to 2% of all quarterly distributions from inception that we make prior to our liquidation. This general partner interest will be represented by a 2% general partner interest. Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its current general partner interest. The general partner's initial 2% interest in these distributions will be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its 2% general partner interest (other than the issuance of common units upon any exercise by the underwriters of their option to purchase additional common units in this offering).

Our general partner also currently holds incentive distribution rights that entitle it to receive increasing percentages, up to a maximum of 48%, of the available cash we distribute from operating surplus (as defined below) in excess of $0.3450 per unit per quarter. The maximum distribution of 48% does not include any distributions that our general partner or its affiliates may receive on common or subordinated units or the 2% general partner interest that they own. Please read "—General Partner Interest and Incentive Distribution Rights" for additional information.

Operating Surplus and Capital Surplus

General

All cash distributed to unitholders will be characterized as either being paid from "operating surplus" or "capital surplus." We treat distributions of available cash from operating surplus differently than distributions of available cash from capital surplus.

Operating surplus

We define operating surplus as:

- $65.0 million (as described below); plus
- all of our cash receipts after the closing of this offering, excluding cash from interim capital transactions (as defined below) and the termination of hedge contracts, provided that cash receipts from the termination of a commodity hedge or interest rate hedge prior to its specified termination date shall be included in operating surplus in equal quarterly installments over the remaining scheduled life of such commodity hedge or interest rate hedge; plus
- working capital borrowings made after the end of a quarter but on or before the date of determination of operating surplus for that quarter; plus
- cash distributions (including incremental distributions on incentive distribution rights) paid in respect of equity issued, other than equity issued in this offering, to finance all or a portion of expansion capital expenditures in respect of the period from the date that we enter into a binding obligation to commence the construction, development, replacement, improvement or expansion of a capital asset and ending on the earlier to occur of the date the capital asset commences commercial service and the date that it is abandoned or disposed of; less

- all of our operating expenditures (as defined below) after the closing of this offering; less

- the amount of cash reserves established by our general partner to provide funds for future operating expenditures; less

- all working capital borrowings not repaid within twelve months after having been incurred, or repaid within such 12-month period with the proceeds of additional working capital borrowings.

As described above, operating surplus does not reflect actual cash on hand that is available for distribution to our unitholders and is not limited to cash generated by operations. For example, it includes a provision that will enable us, if we choose, to distribute as operating surplus up to $65.0 million of cash we receive in the future from non-operating sources such as asset sales, issuances of securities and long-term borrowings that would otherwise be distributed as capital surplus. In addition, the effect of including, as described above, certain cash distributions on equity interests in operating surplus will be to increase operating surplus by the amount of any such cash distributions. As a result, we may also distribute as operating surplus up to the amount of any such cash that we receive from non-operating sources.

The proceeds of working capital borrowings increase operating surplus and repayments of working capital borrowings are generally operating expenditures (as described below) and thus reduce operating surplus when repayments are made. However, if working capital borrowings, which increase operating surplus, are not repaid during the 12-month period following the borrowing, they will be deemed repaid at the end of such period, thus decreasing operating surplus at such time. When such working capital borrowings are in fact repaid, they will not be treated as a further reduction in operating surplus because operating surplus will have been previously reduced by the deemed repayment.

We define interim capital transactions as (1) borrowings, refinancings or refundings of indebtedness (other than working capital borrowings and items purchased on open account or for a deferred purchase price in the ordinary course of business) and sales of debt securities, (2) issuances of equity securities, (3) sales or other dispositions of assets, other than sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business and sales or other dispositions of assets as part of normal asset retirements or replacements, and (4) capital contributions received by us and our subsidiaries.

We define operating expenditures as all of our cash expenditures, including, but not limited to, taxes, reimbursements of expenses of our general partner and its affiliates, officer, director and employee compensation, debt service payments, payments made in the ordinary course of business under interest rate hedge contracts and commodity hedge contracts (provided that payments made in connection with the termination of any interest rate hedge contract or commodity hedge contract prior to the expiration of its settlement or termination date specified therein will be included in operating expenditures in equal quarterly installments over the remaining scheduled life of such interest rate hedge contract or commodity hedge contract and amounts paid in connection with the initial purchase of a rate hedge contract or a commodity hedge contract will be amortized at the life of such rate hedge contract or commodity hedge contract), maintenance capital expenditures (as discussed in further detail below), and repayment of working capital borrowings; provided, however, that operating expenditures will not include:

- repayments of working capital borrowings where such borrowings have previously been deemed to have been repaid (as described above);

- payments (including prepayments and prepayment penalties) of principal of and premium on indebtedness other than working capital borrowings;

- expansion capital expenditures;

- payment of transaction expenses (including taxes) relating to interim capital transactions;

- distributions to our partners;

- repurchases of partnership interests (excluding repurchases we make to satisfy obligations under employee benefit plans); or

- any other expenditures or payments using the proceeds of this offering that are described in "Use of Proceeds."

Capital surplus

Capital surplus is defined in our partnership agreement as any distribution of available cash in excess of our cumulative operating surplus. Accordingly, except as described above, capital surplus would generally be generated by:

- borrowings other than working capital borrowings;

- sales of our equity and debt securities;

- sales or other dispositions of assets, other than inventory, accounts receivable and other assets sold in the ordinary course of business or as part of ordinary course retirement or replacement of assets; and

- capital contributions received.

Characterization of cash distributions

All available cash distributed by us on any date from any source will be treated as distributed from operating surplus until the sum of all available cash distributed by us since the closing of this offering equals the operating surplus from the closing of this offering through the end of the quarter immediately preceding that distribution. We anticipate that distributions from operating surplus will generally not represent a return of capital. However, operating surplus, as defined in our partnership agreement, includes certain components, including a $65.0 million cash basket, that represent non-operating sources of cash. Consequently, it is possible that all or a portion of specific distributions from operating surplus may represent a return of capital. Any available cash distributed by us in excess of our cumulative operating surplus will be deemed to be capital surplus under our partnership agreement. Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this initial public offering and as a return of capital. We do not anticipate that we will make any distributions from capital surplus.

Capital Expenditures

Maintenance capital expenditures are cash expenditures (including expenditures for the construction or development of new capital assets or the replacement, improvement or expansion of existing capital assets) made to maintain, over the long term, our operating capacity, operating income or revenue. Examples of maintenance capital expenditures are expenditures to repair, refurbish or replace existing assets, to maintain equipment reliability, integrity and safety and to address environmental laws and regulations.

Expansion capital expenditures are cash expenditures incurred for acquisitions or capital improvements that we expect will increase our operating capacity, operating income or revenue over the long term. Examples of expansion capital expenditures include the acquisition of equipment, or the construction, development or acquisition of additional capacity, to the extent such capital expenditures are expected to expand our long-term operating capacity, operating income or revenue. Expansion capital expenditures include interest payments (and related fees) on debt incurred to finance all or a portion of expansion capital expenditures in respect of the period from the date that we enter into a binding obligation to commence the construction, development, replacement, improvement or expansion of a capital asset and ending on the earlier to occur of the date that such capital improvement commences commercial service and the date that such capital improvement is abandoned or disposed of.

Capital expenditures that are made in part for maintenance capital purposes and in part for expansion capital purposes will be allocated between maintenance capital expenditures and expansion capital expenditures as determined by our general partner.

Subordinated Units and Subordination Period

General

Our partnership agreement provides that, during the subordination period (which we define below), the common units will have the right to receive distributions of available cash from operating surplus each quarter in an amount equal to $0.30 per common unit, which amount is defined in our partnership agreement as the minimum quarterly distribution, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. These units are deemed "subordinated" because for a period of time, referred to as the subordination period, the subordinated units will not be entitled to receive any distributions until the common units have received the minimum quarterly distribution plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters. Furthermore, no arrearages will accrue or be payable on the subordinated units. The practical effect of the subordinated units is to increase the likelihood that, during the subordination period, there will be available cash to be distributed on the common units.

Subordination period

Except as described below, the subordination period will begin on the closing date of this offering and will extend until the first business day following the distribution of available cash in respect of any quarter beginning with the quarter ending June 30, 2020, that each of the following tests are met:

- distributions of available cash from operating surplus on each of the outstanding common units and subordinated units and the corresponding distributions on our general partner's 2% interest equaled or exceeded $1.20 (the annualized minimum quarterly distribution), for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

- the adjusted operating surplus (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of $1.20 (the annualized minimum quarterly distribution) on all of the outstanding common units and subordinated units and the corresponding distributions on our general partner's 2% interest during those periods on a fully diluted basis; and

- there are no arrearages in payment of the minimum quarterly distribution on the common units.

Early termination of the subordination period

Notwithstanding the foregoing, the subordination period will automatically terminate on the first business day following the distribution of available cash in respect of any quarter, beginning with the quarter ending June 30, 2018, that each of the following tests are met:

- distributions of available cash from operating surplus on each of the outstanding common units and subordinated units and the corresponding distributions on our general partner's 2% interest

- equaled or exceeded $1.80 (150% of the annualized minimum quarterly distribution), plus the related distributions on the incentive distribution rights, for the four-quarter period immediately preceding that date;

- the adjusted operating surplus (as defined below) generated during the four-quarter period immediately preceding that date equaled or exceeded the sum of (1) $1.80 (150% of the annualized minimum quarterly distribution) on all of the outstanding common units and subordinated units and the corresponding distributions on our general partner's 2% interest during that period on a fully diluted basis and (2) the corresponding distributions on the incentive distribution rights; and

- there are no arrearages in payment of the minimum quarterly distributions on the common units.

Expiration of the subordination period

When the subordination period ends, each outstanding subordinated unit will convert into one common unit and will thereafter participate pro rata with the other common units in distributions of available cash.

Adjusted operating surplus

Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net drawdowns of reserves of cash established in prior periods. Adjusted operating surplus for a period consists of:

- operating surplus generated with respect to that period (excluding any amounts attributable to the item described in the first bullet under the caption "—Operating Surplus and Capital Surplus—Operating surplus" above); *less*

- any net increase in working capital borrowings with respect to that period; *less*

- any net decrease in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; *plus*

- any net decrease in working capital borrowings with respect to that period; *plus*

- any net decrease made in subsequent periods to cash reserves for operating expenditures initially established with respect to that period to the extent such decrease results in a reduction in adjusted operating surplus in subsequent periods; *plus*

- any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium.

Distributions of Available Cash From Operating Surplus During the Subordination Period

We will make distributions of available cash from operating surplus for any quarter during the subordination period in the following manner:

- *first*, 98% to the common unitholders, pro rata, and 2% to our general partner, until we distribute for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

- *second*, 98% to the common unitholders, pro rata, and 2% to our general partner, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

- we have distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, we will distribute any additional available cash from operating surplus for that quarter among the unitholders and our general partner in the following manner:

- *first*, 98% to all unitholders, pro rata, and 2% to our general partner, until each unitholder receives a total of $0.3450 per unit for that quarter (the "first target distribution");

- *second*, 85% to all unitholders, pro rata, and 15% to our general partner, until each unitholder receives a total of $0.3750 per unit for that quarter (the "second target distribution");

- *third*, 75% to all unitholders, pro rata, and 25% to our general partner, until each unitholder receives a total of $0.4500 per unit for that quarter (the "third target distribution"); and

- *thereafter*, 50% to all unitholders, pro rata, and 50% to our general partner.

Percentage Allocations of Available Cash from Operating Surplus

The following table illustrates the percentage allocations of available cash from operating surplus between the unitholders and our general partner based on the specified target distribution levels. The amounts set forth under "Marginal percentage interest in distributions" are the percentage interests of our general partner and the unitholders in any available cash from operating surplus we distribute up to and including the corresponding amount in the column "Total quarterly distribution per unit target amount." The percentage interests shown for our unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests set forth below for our general partner include its 2% general partner interest and assume that our general partner has contributed any additional capital necessary to maintain its 2% general partner interest, our general partner has not transferred its incentive distribution rights and that there are no arrearages on common units.

	Total quarterly distribution per unit target amount		Marginal percentage interest in distributions	
			Unitholders	General Partner
Minimum Quarterly Distribution	$0.30		98%	2%
First Target Distribution	above $0.30	up to $0.3450	98%	2%
Second Target Distribution	above $0.3450	up to $0.3750	85%	15%
Third Target Distribution	above $0.3750	up to $0.4500	75%	25%
Thereafter	above $0.4500		50%	50%

General Partner's Right to Reset Incentive Distribution Levels

Our general partner, as the initial holder of our incentive distribution rights, has the right under our partnership agreement, subject to certain conditions, to elect to relinquish the right to receive incentive distribution payments based on the initial target distribution levels and to reset, at higher levels, the minimum quarterly distribution amount and target distribution levels upon which the incentive distribution payments to our general partner would be set. If our general partner transfers all or a portion of the incentive distribution rights in the future, then the holder or holders of a majority of our incentive distribution rights will be entitled to exercise this right. The following discussion assumes that our general partner holds all of the incentive distribution rights at the time that a reset election is made. Our general partner's right to reset the minimum quarterly distribution amount and the target distribution levels upon which the incentive distributions payable to our general partner are based may

The following table illustrates the percentage allocations of available cash from operating surplus between the unitholders and our general partner at various cash distribution levels (1) pursuant to the cash distribution provisions of our partnership agreement in effect at the completion of this offering, as well as (2) following a hypothetical reset of the minimum quarterly distribution and target distribution levels based on the assumption that the average quarterly cash distribution amount per common unit during the two fiscal quarters immediately preceding the reset election was $0.60.

	Quarterly distribution per unit prior to reset		Marginal percentage interest in distributions			Quarterly distribution per unit following hypothetical reset	
			Common unitholders	General partner interest	Incentive distribution rights		
Minimum Quarterly Distribution		$0.30	98%	2%	—		$0.60
First Target Distribution	above $0.30	up to $0.3450	98%	2%	—	above $0.60	up to $0.6900(1)
Second Target Distribution	above $0.3450	up to $0.3750	85%	2%	13%	above $0.6900	up to $0.7500(2)
Third Target Distribution	above $0.3750	up to $0.4500	75%	2%	23%	above $0.7500	up to $0.9000(3)
Thereafter		above $0.4500	50%	2%	48%		above $0.9000(3)

(1) This amount is 115% of the hypothetical reset minimum quarterly distribution.
(2) This amount is 125% of the hypothetical reset minimum quarterly distribution.
(3) This amount is 150% of the hypothetical reset minimum quarterly distribution.

The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders and our general partner, including in respect of incentive distribution rights, based on an average of the amounts distributed for the two quarters immediately prior to the reset. The table assumes that immediately prior to the reset there would be 54,559,308 common units outstanding, our general partner's 2% interest has been maintained, and the average distribution to each common unit would be $0.60 per quarter for the two consecutive non-overlapping quarters prior to the reset.

	Quarterly distribution per unit prior to reset		Cash distributions to common unitholders prior to reset	Cash distribution to general partner prior to reset				Total distributions
				Common units	2% General partner interest	Incentive distribution rights	Total	
Minimum Quarterly Distribution ...		$0.30	$16,367,792	$—	$334,037	$ 0	$ 334,037	$16,701,829
First Target Distribution ...	above $0.30	up to $0.3450	2,455,169	—	50,105	0	50,105	2,505,274
Second Target Distribution ...	above $0.3450	up to $0.3750	1,636,779	—	38,512	250,331	288,843	1,925,623
Third Target Distribution ...	above $0.3750	up to $0.4500	4,091,948	—	109,119	1,254,864	1,363,983	5,455,931
Thereafter		above $0.4500	8,183,896		327,356	7,856,540	8,183,896	16,367,792
			$32,735,585	$—	$859,129	$9,361,735	$10,220,864	$42,956,449

The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders and the general partner, including in respect of incentive distribution rights, with respect to the quarter after the reset occurs. The table reflects that, as a result of the reset, there would be common units outstanding, our general partner has maintained its 2% general partner interest, and that the average distribution to each common unit would be $0.60. The number of common units issued as a result of the reset was calculated by dividing (x) $9,361,735, as the average of the amounts received by the general partner in respect of its incentive distribution rights for the two consecutive non-overlapping quarters prior to the reset as shown in the table above, by (y) the average of the cash distributions made on each common unit per quarter for the two consecutive non-overlapping quarters prior to the reset as shown in the table above, or $0.60.

	Quarterly distribution per unit prior to reset		Cash distributions to common unitholders prior to reset	Cash distribution to general partner after reset				Total distributions
				Common units	2% General partner interest	Incentive distribution rights	Total	
Minimum Quarterly Distribution .	$ 0.60		$32,735,585	$9,361,735	$859,129	$ 0	$10,220,864	$42,956,449
First Target Distribution .	above $0.60	up to $0.6900	—	—	—	—	—	—
Second Target Distribution .	above $0.6900	up to $ 0.7500	—	—	—	—	—	—
Third Target Distribution .	above $0.7500	up to $ 0.9000	—	—	—	—	—	—
Thereafter		above $ 0.9000	—	—	—	—	—	—
			$32,735,585	$9,361,735	$859,129	$ 0	$10,220,864	$42,956,449

Our general partner will be entitled to cause the minimum quarterly distribution amount and the target distribution levels to be reset on more than one occasion, provided that it may not make a reset election except at a time when it has received incentive distributions for the immediately preceding four consecutive fiscal quarters based on the highest level of incentive distributions that it is entitled to receive under our partnership agreement.

Distributions from Capital Surplus

How distributions from capital surplus will be made

We will make distributions of available cash from capital surplus, if any, in the following manner:

- *first*, 98% to all unitholders, pro rata, and 2% to our general partner, until we distribute for each common unit that was issued in this offering, an amount of available cash from capital surplus equal to the initial public offering price in this offering;

- *second*, 98% to all unitholders, pro rata, and 2% to our general partner, until we distribute for each common unit, an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the outstanding common units; and

- *thereafter*, as if they were from operating surplus.

The preceding discussion is based on the assumptions that our general partner maintains its 2% general partner interest and that we do not issue additional classes of equity securities.

Effect of a distribution from capital surplus

Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this initial public offering, which is a return of capital. The initial public offering price less any distributions of capital surplus per unit is referred to as the "unrecovered initial unit price." Each

SELECTED HISTORICAL AND PRO FORMA COMBINED FINANCIAL AND OPERATING DATA

The following table shows selected historical combined financial and operating data of our Predecessor and selected unaudited pro forma combined financial and operating data of Hess Midstream Partners LP for the periods and as of the dates indicated. The following historical financial and operating data of our Predecessor include all of the assets and operations of Gathering Opco, HTGP Opco, Logistics Opco and Mentor Holdings on a combined basis. In connection with the closing of this offering, Hess Infrastructure Partners will contribute to us a 20% economic interest in Gathering Opco, a 20% economic interest in HTGP Opco, a 20% economic interest in Logistics Opco and a 100% ownership interest in Mentor Holdings. Following the closing of this offering, we will consolidate Gathering Opco, HTGP Opco, Logistics Opco and Mentor Holdings in our financial statements and reflect a noncontrolling interest adjustment for Hess Infrastructure Partners' retained 80% economic interest in Gathering Opco, 80% economic interest in HTGP Opco and 80% economic interest in Logistics Opco.

The selected historical combined financial data of our Predecessor as of December 31, 2016 and for the years ended December 31, 2016 and 2015 are derived from the audited combined financial statements of our Predecessor appearing elsewhere in this prospectus. The following tables should be read together with, and are qualified in their entirety by reference to, the historical combined financial statements and the accompanying notes included elsewhere in this prospectus. The table should also be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

The selected unaudited pro forma combined financial and operating data presented in the following table as of and for year ended December 31, 2016 are derived from the unaudited pro forma combined financial statements included elsewhere in this prospectus. The unaudited pro forma combined balance sheet assumes the offering and the related transactions occurred as of December 31, 2016, and the unaudited pro forma combined statement of operations for the year ended December 31, 2016 assumes the offering and the related transactions occurred as of January 1, 2016.

The unaudited pro forma combined financial statements give effect to the following:

- Hess Infrastructure Partners' contribution of our Predecessor's assets and operations to us, including adjusting for Hess Infrastructure Partners' retained 80% noncontrolling interests in Gathering Opco, HTGP Opco and Logistics Opco;

- our issuance of 14,779,654 common units and 27,279,654 subordinated units to our Sponsors, representing an aggregate 75.5% limited partner interest in us;

- our issuance of a 2% general partner interest in us and all of our incentive distribution rights to our general partner;

- our issuance of 12,500,000 common units, representing a 22.5% limited partner interest in us, to the public in connection with this offering, and our receipt of $231.9 million in net proceeds from this offering;

- our entry into a new four-year, $300.0 million senior secured revolving credit facility, which we have assumed was not drawn during the pro forma period presented, and the commitment and origination fees that would have been paid by us had our revolving credit facility been in place during the pro forma period presented;

- the consummation of this offering and the application of the net proceeds of this offering, as described in "Use of Proceeds"; and

- our entry into the omnibus agreement and the employee secondment agreement as of the closing of this offering.

The unaudited pro forma combined financial statements do not give effect to an estimated $3.4 million of incremental general and administrative expenses that we expect to incur annually as a result of being a separate publicly traded partnership.

The following table presents the non-GAAP financial measure of Adjusted EBITDA, which we use in evaluating the performance of our business. For a definition of Adjusted EBITDA and a reconciliation to our most directly comparable financial measures calculated and presented in accordance with GAAP, please read "—Non-GAAP Financial Measure" below.

(in millions, except per unit data and operating information)	Hess Midstream Partners LP Predecessor Historical		Hess Midstream Partners LP Pro Forma
	For the Year Ended December 31,		For the Year Ended December 31,
	2016	2015	2016
Combined statements of operations:			
Revenues			
Affiliate	$ 509.8	$ 565.1	$ 509.8
Total revenues	509.8	565.1	509.8
Costs and expenses			
Operating and maintenance expenses (exclusive of depreciation shown separately below)	193.4	274.8	191.2
Depreciation expense	99.7	86.1	99.7
General and administrative expenses	10.4	9.3	10.4
Total costs and expenses	303.5	370.2	301.3
Income (loss) from operations	206.3	194.9	208.5
Interest expense	—	1.5	1.8
Net income (loss)	206.3	193.4	206.7
Less: Net income (loss) attributable to Hess Infrastructure Partners	—	—	165.9
Net income (loss) attributable to Hess Midstream Partners LP	$ 206.3	$ 193.4	$ 40.8
General partner interest in net income (loss)			0.8
Limited partner interest in net income (loss)			40.0
Net income (loss) per limited partner unit (basic and diluted):			
Common units			0.73
Subordinated units			0.73
Weighted average number of limited partner units outstanding (basic and diluted):			
Common units			27,279,654
Subordinated units			27,279,654
Combined balance sheet data (at period end):			
Cash	$ —	$ —	$ 10.3
Property, plant and equipment, net	$2,518.6	$2,291.7	$ 2,518.6
Total assets	$2,574.4	$2,355.5	$ 2,580.1
Total liabilities	$ 336.3	$ 258.0	$ 110.1
Combined statements of cash flows data:			
Net cash provided by (used in):			
Operating activities	$ 387.7	$ 434.8	
Investing activities	$ (263.6)	$ (361.8)	
Financing activities	$ (124.1)	$ (73.0)	
Other financial data:			
Adjusted EBITDA(1)	$ 306.0	281.0	$ 308.2
Adjusted EBITDA attributable to Hess Midstream Partners LP(1)			$ 62.5
Capital expenditures:			
Maintenance(2)	$ 8.0	$ 18.5	
Expansion(2)	$ 256.9	$ 274.3	
Operating volumes:			
Gas gathering (MMcf/d)	202	214	
Crude oil gathering (MBbl/d)	57	39	
TGP processing (MMcf/d)	188	194	
Crude terminaling (MBbl/d)	59	73	
NGL loading (MBbl/d)	13	13	

(1) For a definition of Adjusted EBITDA and a reconciliation to our most directly comparable financial measures calculated and presented in accordance with GAAP, please read "—Non-GAAP Financial Measure."

The following table presents a reconciliation of Adjusted EBITDA to net income (loss) and net cash provided by (used in) operating activities, the most directly comparable GAAP financial measures, on a historical basis and pro forma basis, as applicable, for each of the periods indicated.

(in millions)	Hess Midstream Partners LP Predecessor Historical For the Year Ended December 31,		Hess Midstream Partners LP Pro Forma For the Year Ended December 31,
	2016	**2015**	**2016**
Reconciliation of Adjusted EBITDA to net income (loss):			
Net income (loss)	$206.3	$ 193.4	$206.7
Add:			
Depreciation expense	99.7	86.1	99.7
Interest expense	—	1.5	1.8
Adjusted EBITDA	$306.0	$ 281.0	$308.2
Less: Adjusted EBITDA attributable to Hess Infrastructure Partners			245.7
Adjusted EBITDA attributable to Hess Midstream Partners LP			$ 62.5
Reconciliation of adjusted EBITDA to net cash provided by (used in) operating activities			
Net cash provided (used in) operating activities	$387.7	$ 434.8	
Changes in assets and liabilities	(81.7)	(155.3)	
Interest expense	—	1.5	
Adjusted EBITDA	$306.0	$ 281.0	

Terminaling and Export

Revenues decreased $85.2 million in 2016 compared to 2015, of which $84.6 million of the decrease is attributable to lower reimbursements from Hess related to pass-through rail transportation costs due to changes in the use of agreements with Burlington Northern Santa Fe Railway Company (BNSF) and $18.1 million mainly attributable to lower rail export volumes. This was offset by $17.5 million of shortfall fees from 2016 being recognized in the same year rather than being recognized in the following year as a result of the changes in our commercial agreements in 2016. Operating and maintenance expenses decreased $85.3 million primarily attributable to lower rail transportation costs due to lower rail export volumes and changes in the use of agreements with BNSF, as described above. Depreciation expense increased $6.0 million primarily due to additional rail cars brought into service in 2016 and cancellation of certain early stage capital projects. General and administrative expenses remained relatively flat year over year.

Capital Resources and Liquidity

Historically, our sources of liquidity were based on cash flows from operations and funding from our parent. During the periods presented, we participated in our parent's centralized cash management system. As a result, our Predecessor's historical financial statements do not include cash or cash equivalents since cash receipts from all our Predecessor's operations were deposited into our parent's bank accounts and all cash disbursements were made from these accounts. In connection with this offering, we will establish our own cash management system that will be administered by Hess on our general partner's behalf under our omnibus agreement.

We expect our ongoing sources of liquidity following this offering to include:

- cash generated from operations;
- borrowings under our new revolving credit facility;
- issuances of additional equity securities; and
- issuances of debt securities.

We believe that, in the future, cash generated from these sources will be sufficient to meet our operating requirements, our planned short-term capital expenditures and debt service requirements and our quarterly cash distribution requirements. We believe that future internal growth projects or potential acquisitions will be funded primarily through borrowings under our revolving credit facility or through the issuance of debt and equity securities.

Following the completion of this offering, we intend to pay a minimum quarterly distribution of $0.30 per unit, which equates to approximately $16.7 million per quarter, or approximately $66.8 million per year in the aggregate, based on the number of common and subordinated units and the 2% general partner interest that will be outstanding immediately after completion of this offering. We do not have a legal obligation to pay this distribution, except as provided in our partnership agreement. Please read "Cash Distribution Policy and Restrictions on Distributions."

Revolving Credit Facility

On March 15, 2017, we entered into a four-year, $300.0 million senior secured revolving credit facility with JPMorgan Chase Bank, N.A., as the administrative agent, and several other commercial lending institutions, as lenders and letter of credit issuing banks. We have the option to extend the revolving credit facility for two additional one-year terms subject to, among other things, the consent of the lenders holding the majority of the commitments. We have the option to increase the overall capacity of the revolving credit facility by up to an additional $100 million, subject to, among other things, the

Our Relationship with Our Sponsors

Our relationship with our Sponsors, and especially with Hess, is one of our principal strengths. Following the completion of this offering, our Sponsors will collectively own an aggregate 75.5% limited partner interest in us (or an aggregate 72.2% limited partner interest in us if the underwriters exercise in full their option to purchase additional common units) and, through their ownership interest in Hess Infrastructure Partners, an 80% noncontrolling interest in each of Gathering Opco, HTGP Opco and Logistics Opco, a 100% interest in our general partner and all of our incentive distribution rights.

Hess

Hess is a global E&P company that explores for, develops, produces, purchases, transports and sells crude oil, natural gas and NGLs and is one of the leading crude oil and natural gas producers in the Bakken. Hess expects its Bakken operations to be the largest contributor to its total production growth through 2020, and Hess has stated that it intends to use us as the primary midstream vehicle to support the growth of its Bakken production assets and grow its midstream business. We believe our strategically located assets are integral to the success of Hess's upstream operations in the Bakken and position us to become a leading provider of midstream services in the Bakken.

Hess had total E&P sales and other operating revenues of approximately $4.8 billion for the year ended December 31, 2016. As of December 31, 2016, Hess had proved reserves of approximately 1.1 billion Boe, approximately 49% of which were located in the United States, approximately $28.6 billion of total assets, including approximately $2.7 billion of cash and cash equivalents, total equity of approximately $15.6 billion and an approximate debt-to-capitalization ratio of 30.4%.

As of February 1, 2017, Hess holds approximately 569,000 net acres in the Bakken. During the year ended December 31, 2016, Hess invested approximately $429 million and $276 million in its upstream and midstream Bakken operations, respectively, which in the aggregate represented approximately 33% of its total global capital and exploratory expenditures for that period. Hess's net Bakken production averaged approximately 105 MBoe/d for the year ended December 31, 2016. As of December 31, 2016, the total number of Hess-operated Bakken production wells was 1,272 and Hess recently announced plans to bring approximately 75 new wells online by the end of 2017. Hess has stated that it expects full-year 2017 Bakken production to be 95 to 105 MBoe/d, representing approximately 33% of total estimated Hess production for 2017. Hess has stated that it expects the Bakken to be a major contributor to Hess's future production growth.

Hess's midstream segment is comprised of our operations and those of Hess Infrastructure Partners. Beginning January 1, 2017, Hess's midstream segment also includes Hess's Permian Basin midstream assets, including its interest in a gas processing plant with an aggregate capacity of 280 MMcf/d and associated carbon dioxide assets, and its Bakken water handling assets.

connection with this offering, our directors who are not officers or employees of Hess or GIP, or "non-employee directors," will receive cash and equity-based compensation for their services as directors. The non-employee director compensation program will initially consist of the following:

- an annual retainer of $65,000;

- an additional annual retainer of $15,000 for service as the lead director or chair of the audit committee and $10,000 for service as the chair of the conflicts committee (if established); and

- an annual equity-based award granted under the LTIP having a value as of the grant date of approximately $65,000.

Such directors will also receive reimbursement for out-of-pocket expenses associated with attending board or committee meetings and director and officer liability insurance coverage. All directors will be indemnified by us for actions associated with being a director to the fullest extent permitted under Delaware law.

Our Long-Term Incentive Plan

Hess Midstream Partners GP LLC intends to adopt the LTIP for officers, directors and employees of Hess Midstream Partners GP LLC or its affiliates, and any consultants, affiliates of Hess Midstream Partners GP LLC or other individuals who perform services for us. Hess Midstream Partners GP LLC may issue our executive officers and other service providers long-term equity based awards under the plan. These awards will be intended to compensate the recipients based on the performance of our common units and the recipient's continued service during the vesting period, as well as to align recipients' long-term interests with those of our unitholders. The plan will be administered by our board of directors or any committee thereof that may be established for such purpose or to which our board of directors or such committee may delegate such authority, subject to applicable law. All determinations with respect to awards to be made under our LTIP will be made by the plan administrator and we will be responsible for the cost of awards granted under our LTIP. The following description reflects the terms that are currently expected to be included in the LTIP.

General.   The LTIP will provide for the grant, from time to time at the discretion of the plan administrator or any delegate thereof, subject to applicable law, of unit awards, restricted units, phantom units, unit options, unit appreciation rights, distribution equivalent rights, profits interest units and other unit-based awards. The purpose of awards under the LTIP is to provide additional incentive compensation to employees and other individuals providing services to us, and to align the economic interests of such employees and individuals with the interests of our unitholders. The plan administrator may grant awards under the LTIP to reward the achievement of individual or partnership performance goals; however, no specific performance goals that might be utilized for this purpose have yet been determined. In addition, the plan administrator may grant awards under the LTIP without regard to performance factors or conditions. The LTIP will limit the number of units that may be delivered pursuant to vested awards to 3,000,000 common units, subject to proportionate adjustment in the event of unit splits and similar events. Common units subject to awards that are cancelled, forfeited, withheld to satisfy exercise prices or tax withholding obligations or otherwise terminated without delivery of the common units will be available for delivery pursuant to other awards.

Restricted Units and Phantom Units.   A restricted unit is a common unit that is subject to forfeiture. Upon vesting, the forfeiture restrictions lapse and the recipient holds a common unit that is not subject to forfeiture. A phantom unit is a notional unit that entitles the grantee to receive a common unit upon the vesting of the phantom unit or on a deferred basis upon specified future dates or events or, in the discretion of the plan administrator, cash equal to the fair market value of a common unit. The plan administrator of the LTIP may make grants of restricted and phantom units under the LTIP that discretion to adjust awards in the manner it deems appropriate and to make equitable adjustments, if any, with respect to the number of units available under the LTIP and the kind of units or other securities available for grant under the LTIP. Furthermore, upon any such event, including a change in control (as defined in the LTIP), or a change in any law or regulation affecting the LTIP or outstanding awards or any relevant change in accounting principles, the plan administrator will generally have discretion to (i) accelerate the time of exercisability or vesting or payment of an award, (ii) require awards to be surrendered in exchange for a cash payment or substitute other rights or property for the award, (iii) provide for the award to assumed by a successor or one of its affiliates, with appropriate adjustments thereto, (iv) cancel unvested awards without payment or (v) make other adjustments to awards as the administrator deems appropriate to reflect the applicable transaction or event.

Termination of Service.   The consequences of the termination of a grantee's employment, membership on our board of directors or other service arrangement will generally be determined by the plan administrator in the terms of the relevant award agreement.

Amendment or Termination of Long-Term Incentive Plan.   The plan administrator, at its discretion, may terminate the LTIP at any time with respect to the common units for which a grant has not previously been made. The plan administrator also has the right to alter or amend the LTIP or any part of it from time to time or to amend any outstanding award made under the LTIP, provided that no change in any outstanding award may be made that would materially impair the vested rights of the participant without the consent of the affected participant or result in taxation to the participant under Section 409A of the Code.

IPO LTIP Awards

In connection with the consummation of this offering, we expect to grant awards of phantom units with distribution equivalent rights under the LTIP to certain key employees who provide services to us, including certain of our executive officers. These phantom units and distribution equivalent rights will vest ratably over a three-year period beginning on the anniversary of the consummation of this offering. The phantom units and distribution equivalent rights will also vest in full in the event the recipient dies, becomes permanently disabled or, in certain circumstances, retires before the scheduled vesting date. Vesting will also accelerate if the recipient's employment with Hess is involuntarily or constructively terminated following a change in control of our partnership. The phantom unit awards are being made to reward each recipient for their service in connection with this offering and to align the recipient's interests with those of our unitholders. The number of units to be granted to each recipient will be determined based on a targeted value for the award and the initial public offering price per unit in this offering. Based on an initial public offering price of $20.00 per common unit (the mid-point of the price range set forth on the cover of this prospectus), the total number of phantom units to be granted in connection with this offering (with an aggregate value of approximately $935,000) will be 46,750, which includes 5,000 phantom units to be granted to each of Messrs. Stein and Gatling.

SECURITY OWNERSHIP AND CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of units of Hess Midstream Partners LP that will be issued upon the consummation of this offering and the related transactions and held by beneficial owners of 5% or more of the units, by each of our directors, director nominees and named executive officers, and by all of our directors, director nominees and executive officers as a group and assumes the underwriters' option to purchase additional common units from us is not exercised. The percentage of units beneficially owned is based on a total of common units and subordinated units outstanding immediately following this offering.

The following table does not include any common units that our directors, director nominees and executive officers may purchase in this offering through the directed unit program described under "Underwriting."

Name of beneficial owner(1)	Common units to be beneficially owned(2)	Percentage of common units to be beneficially owned(2)	Subordinated units to be beneficially owned	Percentage of subordinated units to be beneficially owned	Percentage of total common units and subordinated units to be beneficially owned(2)
Hess(3)	7,389,827	27.1%	13,639,827	50.0%	38.5%
GIP(4)	7,389,827	27.1	13,639,827	50.0	38.5
Directors/Named Executive Officers(2)					
John B. Hess(5)			—	—	
John A. Gatling	—	—	—	—	—
Jonathan C. Stein	—	—	—	—	—
John P. Rielly	—	—	—	—	—
Gregory P. Hill	—	—	—	—	—
William J. Brilliant(6)	—	—	—	—	—
William A. Woodburn(6)	—	—	—	—	—
Director Nominees					
David W. Niemiec	—	—	—	—	—
All Directors, Director Nominees and Executive Officers as a group (10 persons)		%	—	—%	%

(1) Unless otherwise indicated, the address for all beneficial owners in this table is 1501 McKinney Street, Houston, TX 77010.

(2) Does not include phantom units that we expect to be granted to certain of our directors and named executive officers at the closing of this offering pursuant to the Hess Midstream Partners LP 2017 Long-Term Incentive Plan.

(3) Hess is the indirect parent company of Hess Investments North Dakota Limited. Hess Investments North Dakota Limited is the owner of 7,389,827 common units and 13,639,827 subordinated units. Hess may, therefore, be deemed to beneficially own the units held by Hess Investments North Dakota Limited.

(4) Reflects 7,389,827 common units and 13,639,827 subordinated units held by GIP II Blue Holding Partnership, L.P. ("Blue Holding"). The general partner of Blue Holding is GIP Blue Holding GP, LLC, a Delaware limited liability company ("Blue Holding GP"). Global Infrastructure GP II, L.P., a Guernsey limited partnership ("Global GP") is the sole member of Blue Holding GP. Global Infrastructure Investors II, LLC, a Delaware limited liability company ("Global Investors" and, together with Global GP, Blue Holding GP and Blue Holding, the "GIP Entities") is the sole general partner of Global GP. Each of the GIP Entities disclaims beneficial ownership of the common units and subordinated units that are beneficially owned or held of record by any of the other GIP Entities.

(5) Includes approximately $ million of common units purchased by John B. Hess and certain Hess family entities in this offering.

(6) William A. Woodburn and William J. Brilliant, directors of our general partner, as members of internal committees of Global Investors, are entitled to vote on decisions to vote, or to direct to vote, and to dispose, or to direct the disposition of, the common units and subordinated units held by Blue Holding but cannot individually control the outcome of such decisions. William A. Woodburn and William J. Brilliant disclaim any beneficial ownership of the common units and subordinated units held by the GIP Entities.

The following table sets forth the number of shares of Hess common stock beneficially owned as of March 6, 2017, except as otherwise noted, by each director, director nominee and named executive officer of Hess Midstream Partners GP LLC and by all directors and executive officers of Hess Midstream Partners GP LLC as a group.

Name	Total number of shares beneficially owned and nature of beneficial ownership(a)	Percent of outstanding shares of common stock owned	Of total number of shares beneficially owned, number of option shares
Directors/Named Executive Officers			
John B. Hess	36,030,508(b)(c)(d)(e)	11.31%	976,787
John A. Gatling	14,669	*	6,244
Jonathan C. Stein	43,290	*	21,254
John P. Rielly	429,098	*	224,931
Gregory P. Hill	275,709	*	194,110
William J. Brilliant	—	*	—
William A. Woodburn	—	*	—
Director Nominees			
David W. Niemiec	3,000	*	—
All Directors, Director Nominees and Executive Officers as a group (10 persons)	37,105,160	11.62%	1,618,737

---

* The percentage of shares beneficially owned by each director or executive officer does not exceed 1% of the common shares outstanding.

(a) These figures include 60,089 shares vested in the name of Mr. Hess, 4,423 shares vested in the name of Mr. Rielly, 559 shares vested in the name of Mr. Stein, and 65,071 shares vested for all executive officers and directors as a group under the Hess employees' savings plan as to which these individuals and the group have voting and dispositive power. These amounts also include 25,507 shares held in escrow under the Hess second amended and restated 1995 Long-term Incentive Plan or the Hess 2008 Long-term Incentive Plan, as amended, or both, for Mr. Hess, 49,333 shares held in escrow under these plans for Mr. Hill, 20,882 shares held in escrow under these plans for Mr. Rielly, 8,619 shares held in escrow under these plans for Mr. Gatling, 6,526 shares held in escrow under these plans for Mr. Stein and 145,335 shares held in escrow under these plans for all executive officers and directors as a group. As to these shares, these individuals and the group have voting power but not dispositive power. Holders of stock options do not have the right to vote or any other right of a stockholder with respect to shares of common stock underlying such options until they are exercised.

(b) This amount includes 10,079,037 shares held by a charitable lead annuity trust established under the will of Leon Hess. Mr. John B. Hess has sole voting power over the stock held by this trust and shares dispositive power over such stock with other individuals.

(c) This amount includes 8,817,802 shares held by a limited partnership. Mr. Hess serves on the management committee of the general partner of this limited partnership and shares voting and dispositive power with respect to shares held by the limited partnership.

(d) This amount includes 6,436,881 shares held by the Hess Foundation, Inc. of which Mr. Hess is a director and as to which Mr. Hess has sole voting power and shares dispositive power with certain other directors of the foundation.

(e) This amount includes:

- 1,860,404 shares owned directly by Mr. Hess, as to which he has sole voting and dispositive power.

- 28,753 shares held by a family liability company controlled by Mr. Hess, as to which Mr. Hess has sole voting power and dispositive power.

- 25,507 shares of restricted stock held in escrow under Hess Corporation's incentive plan as to which Mr. Hess has voting but not dispositive power.

- 976,787 shares underlying options to purchase common stock, as to which Mr. Hess has no voting or dispositive power until they are acquired upon exercise of the options.

- 60,089 shares vested in the name of Mr. Hess under the employees' savings plan as to which he has sole voting and dispositive power.

- 1,008,401 shares held by a trust for the benefit of Mr. Hess, of which he is a co-trustee along with another individual, as to which Mr. Hess has sole voting power and shares dispositive power with another individual.

- 252,399 shares held by six trusts of which Mr. Hess is co-trustee. 121,383 of these shares as to which Mr. Hess has sole voting power and shares dispositive power; 65,466 shares representing shares of common stock issuable upon conversion of Hess Corporation's mandatory convertible preferred stock, as to which upon conversion of the preferred stock, Mr. Hess will have sole voting power and shared dispositive power; and the remaining 65,550 shares as to which he shares voting and dispositive power.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

After this offering, and assuming no exercise of the underwriters' option to purchase additional common units, our Sponsors will collectively own an aggregate of 14,779,654 common units and 27,279,654 subordinated units, representing an aggregate 75.5% limited partner interest in us (or 12,904,654 common units and 27,279,654 subordinated units, representing an aggregate 72.2% limited partner interest, if the underwriters exercise in full their option to purchase additional common units). In addition, Hess and GIP, through their ownership of Hess Infrastructure Partners, will indirectly own and control our general partner, which will own a 2% general partner interest in us and all of our incentive distribution rights.

Distributions and Payments to Our General Partner and Its Affiliates

The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with the formation, ongoing operation, and liquidation of Hess Midstream Partners LP. These distributions and payments were determined by and among affiliated entities and, consequently, are not the result of arm's-length negotiations.

Formation stage

The consideration received by our general partner and its affiliates in connection with the contribution of the assets and liabilities to us	14,779,654 common units (or 12,904,654 common units, if the underwriters' option to purchase additional common units is exercised in full); 27,279,654 subordinated units; - a 2% general partner interest in us; - the incentive distribution rights; and - a distribution of approximately $218.1 million from the net proceeds of this offering (or approximately $253.2 million if the underwriters' option to purchase additional common units is exercised in full).

Operational stage

Distributions of available cash to our general partner and its affiliates	We will generally make cash distributions of 98% to the unitholders pro rata, including our Sponsors, as holders of an aggregate of 14,779,654 common units and 27,279,654 subordinated units, and 2% to our general partner, assuming it makes any capital contributions necessary to maintain its 2% general partner interest in us. In addition, if distributions exceed the minimum quarterly distribution and target distribution levels, the incentive distribution rights held by our general partner will entitle our general partner to increasing percentages of the distributions, up to 48% of the distributions above the highest target distribution level.
	Assuming we generate sufficient distributable cash flow to support the payment of the full minimum

quarterly distribution on all of our outstanding units for four quarters, our general partner and its affiliates would receive an annual distribution of approximately $1.3 million on the 2% general partner interest and approximately $50.5 million on their common units and subordinated units (or approximately $48.2 million if the underwriters exercise in full their option to purchase additional common units from us).

Payments to our general partner and its affiliates	Under our partnership agreement, we are required to reimburse our general partner and its affiliates for all costs and expenses that they incur on our behalf for managing and controlling our business and operations. Except to the extent specified under our omnibus agreement and employee secondment agreement, our general partner determines the amount of these expenses and such determinations must be made in good faith under the terms of our partnership agreement. Under our omnibus agreement, we will reimburse Hess for expenses incurred by Hess and its affiliates in providing certain operational support and administrative services to us. These reimbursable expenses will include an allocable portion of the expenses incurred by Hess in providing services to us based on our proportionate share of operating expenses, capital expenditures and employee compensation, including salaries, bonuses, benefits costs, office space and related support costs and equity compensation. We will also reimburse Hess for any additional out-of-pocket costs and expenses incurred by Hess and its affiliates in providing services to us. The costs and expenses for which we are required to reimburse our general partner and its affiliates are not subject to any caps or other limits. Please read "—Agreements Governing the Transactions—Omnibus Agreement" below.

Under our employee secondment agreement, Hess will second to Hess Midstream Partners GP LLC certain employees who serve strategic functions in support of our operations, and Hess Midstream Partners GP LLC will pay, and we will reimburse Hess Midstream Partners GP LLC for, will pay a secondment fee to Hess. Please read "—Agreements Governing the Transactions" below. |
| Withdrawal or removal of our general partner | If our general partner withdraws or is removed, its general partner interest and its incentive |

Under our contribution agreement, Hess Infrastructure Partners will agree to bear the full cost of capital expenditures related to certain identified uncompleted maintenance capital projects associated with our initial assets to the extent such projects are commenced prior to the second anniversary of the closing of this offering. Hess Infrastructure Partners will also agree to pay (i) all costs related to certain other identified maintenance capital projects related to our joint interest assets that are incurred prior to the second anniversary of the closing of this offering and do not exceed an aggregate maximum of $20 million and (ii) the costs of any unanticipated maintenance capital projects undertaken by Gathering Opco, HTGP Opco, Logistics Opco and Mentor Holdings during the twelve months ending March 31, 2018, up to a maximum of $10 million on a 100% basis. As a result, we have forecasted that Hess Infrastructure Partners will bear the cost of all of the maintenance capital expenditures we expect to incur during the twelve months ending March 31, 2018.

Under our contribution agreement, until the second anniversary of the closing of this offering, Logistics Opco will also have the right to receive from Hess Infrastructure Partners any or all of the 956 CPC-1232 crude oil rail cars owned by an affiliate of Hess Infrastructure Partners as of the closing of the offering, any substitute rail cars received by Hess Infrastructure Partners or its subsidiaries in exchange for such rail cars or any other consideration (cash or otherwise) received by Hess Infrastructure Partners or its subsidiaries in exchange for such rail cars or substitute rail cars.

Registration Rights Agreement

In connection with the closing of this offering, we will enter into a registration rights agreement with Hess and GIP pursuant to which we will grant each of Hess and GIP and certain of their affiliates certain demand and "piggyback" registration rights. Under the registration rights agreement, each of Hess and GIP and certain of their affiliates will generally have the right to require us to file a registration statement for the public sale of all of the common units (including any common units received in connection with the conversion of subordinated units) owned by it. In addition, if we sell any common units in a registered underwritten offering, each of Hess and GIP and certain of their affiliates will have the right, subject to specified limitations, to include its common units in that offering.

We will generally pay all expenses relating to any demand or piggyback registration, except for underwriters or brokers' commission or discounts and expenses of counsel or advisors to the selling unitholders.

- the indemnification of any person against liabilities and contingencies to the extent permitted by law;

- the making of tax, regulatory and other filings, or the rendering of periodic or other reports to governmental or other agencies having jurisdiction over our business or assets;

- the entering into of agreements with any of its affiliates to render services to us or to itself in the discharge of its duties as our general partner; and

- the undertaking of any action with respect to the status of the Partnership as a partnership for U.S. federal (or applicable state and local) income tax purposes.

Our partnership agreement provides that our general partner must act in good faith when making decisions on our behalf in its capacity as our general partner, and our partnership agreement further provides that in order for a determination to be made in good faith, our general partner must subjectively believe that the determination is in the best interests of our partnership. In making such determination, our general partner may take into account the totality of the circumstances or the totality of the relationships between the parties involved, including other relationships or transactions that may be particularly favorable or advantageous to us. When our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act free of any duty or obligation to us or our limited partners, other than the implied contractual covenant of good faith and fair dealing. Please read "Our Partnership Agreement—Voting Rights" for information regarding matters that require unitholder approval.

Actions taken by our general partner may affect the amount of cash available for distribution to unitholders or accelerate the right to convert subordinated units.

The amount of cash that is available for distribution to unitholders is affected by decisions of our general partner regarding such matters as:

- the amount and timing of asset purchases and sales;

- cash expenditures;

- borrowings;

- the issuance of additional units; and

- the creation, reduction or increase of reserves in any quarter.

Our general partner determines the amount and timing of any capital expenditures and whether a capital expenditure is classified as a maintenance capital expenditure, which reduces operating surplus, or an expansion capital expenditure, which does not reduce operating surplus. This determination can affect the amount of cash that is distributed to our unitholders and to our general partner and the ability of the subordinated units to convert into common units.

In addition, our general partner may use an amount, initially equal to $65.0 million, which would not otherwise constitute available cash from operating surplus, in order to permit the payment of cash distributions on its units and incentive distribution rights. All of these actions may affect the amount of cash distributed to our unitholders and our general partner and may facilitate the conversion of subordinated units into common units. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions."

Voting Rights

The following is a summary of the unitholder vote required for the matters specified below. Matters that require the approval of a "unit majority" require:

- during the subordination period, the approval of a majority of the outstanding common units, excluding those common units held by our general partner and its affiliates, and a majority of the outstanding subordinated units, voting as separate classes; and

- after the subordination period, the approval of a majority of the outstanding common units.

In voting their common units and subordinated units, our general partner and its affiliates will have no duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interests of us or the limited partners, other than the implied contractual covenant of good faith and fair dealing.

Issuance of additional units	No approval rights.
Amendment of our partnership agreement	Certain amendments may be made by the general partner without the approval of the unitholders. Other amendments generally require the approval of a unit majority. Please read "—Amendment of Our Partnership Agreement."
Merger of our partnership or the sale of all or substantially all of our assets	Unit majority. Please read "—Merger, Consolidation, Conversion, Sale or Other Disposition of Assets."
Dissolution of our partnership	Unit majority. Please read "—Termination and Dissolution."
Continuation of our business upon dissolution	Unit majority. Please read "—Termination and Dissolution."
Withdrawal of the general partner	Under most circumstances, the approval of unitholders holding at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, is required for the withdrawal of the general partner prior to June 30, 2027, in a manner which would cause a dissolution of our partnership. Please read "—Withdrawal or Removal of Our General Partner."
Removal of the general partner	Our general partner may be removed only for cause. Not less than 66⅔% of the outstanding units, voting as a single class, including units held by our general partner and its affiliates, is required to remove our general partner. In addition, any vote to remove our general partner during the subordination period must provide for the election of a successor general partner by

	the holders of a majority of the common units and a majority of the subordinated units, voting as separate classes. Please read "—Withdrawal or Removal of Our General Partner."
Transfer of the general partner interest	Our general partner may transfer all, but not less than all, of its general partner interest in us without a vote of our unitholders to an affiliate or another person in connection with its merger or consolidation with or into, or sale of all or substantially all of its assets to, such person. The approval of a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, is required in other circumstances for a transfer of the general partner interest to a third party prior to June 30, 2027. Please read "—Transfer of General Partner Interest."
Transfer of incentive distribution rights	Our general partner may transfer any or all of its incentive distribution rights to an affiliate or another person without a vote of our unitholders. Please read "—Transfer of Incentive Distribution Rights."
Reset of incentive distribution levels	No approval right.
Transfer of ownership interests in our general partner	No approval right. Please read "—Transfer of Ownership Interests in Our General Partner."
Election to be treated as a corporation	No approval right. Please read "—Election to be Treated as a Corporation."

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that it otherwise acts in conformity with the provisions of our partnership agreement, its liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital it is obligated to contribute to us for its common units plus its share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right of, by the limited partners as a group:

- to remove or replace our general partner;

- to approve some amendments to our partnership agreement; or

- to take other action under our partnership agreement;

constituted "participation in the control" of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as our general partner. This liability would extend to persons who transact business with us who reasonably believe that a limited partner is a general partner. Neither our partnership directed unit program, our general partner and its affiliates will own 77.1% of our total outstanding common units and subordinated units on an aggregate basis (or 73.7% of our total outstanding common units and subordinated units on an aggregate basis if the underwriters exercise in full their option to purchase additional common units from us).

No unitholder approval

Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:

- a change in our name, the location of our principal office, our registered agent or our registered office;

- the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

- a change that our general partner determines to be necessary or appropriate to qualify or continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither we nor any of our subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes, except as otherwise provided below under "—Election to be Treated as a Corporation";

- an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or our directors, officers, agents or trustees, from in any manner, being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or "plan asset" regulations adopted under the Employee Retirement Income Security Act of 1974, or ERISA, each as amended, whether or not substantially similar to plan asset regulations currently applied or proposed by the U.S. Department of Labor;

- an amendment that our general partner determines to be necessary or appropriate in connection with the authorization or issuance of additional partnership interests;

- any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

- an amendment effected, necessitated or contemplated by a merger agreement or plan of conversion that has been approved under the terms of our partnership agreement;

- any amendment that our general partner determines to be necessary or appropriate to reflect and account for the formation by us of, or our investment in, any corporation, partnership or other entity, in connection with our conduct of activities permitted by our partnership agreement;

- a change in our fiscal year or taxable year and any other changes that our general partner determines to be necessary or appropriate as a result of such change;

- mergers with, conveyances to or conversions into another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the merger, conveyance or conversion other than those it receives by way of the merger, conveyance or conversion; or

- any other amendments substantially similar to any of the matters described in the clauses above.

In addition, our general partner may make amendments to our partnership agreement without the approval of any limited partner if our general partner determines that those amendments:

- do not adversely affect in any material respect the limited partners considered as a whole or any particular class of partnership interests as compared to other classes of partnership interests;

195

Withdrawal or Removal of Our General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to June 30, 2027, without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after June 30, 2027, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days' written notice, and that withdrawal will not constitute a violation of our partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days' written notice to the limited partners if at least 50% of the outstanding units are held or controlled by one person and its affiliates other than our general partner and its affiliates. In addition, our partnership agreement permits our general partner in some instances to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders. Please read "—Transfer of General Partner Interest" and "—Transfer of Incentive Distribution Rights."

Upon voluntary withdrawal of our general partner by giving notice to the other partners, the holders of a unit majority may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period after that withdrawal, the holders of a unit majority agree to continue our business by appointing a successor general partner. Please read "—Termination and Dissolution."

Our general partner may not be removed unless that removal is for cause and is approved by the vote of the holders of not less than 66⅔% of our outstanding units, voting together as a single class, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units, voting as a separate class, and subordinated units, voting as a separate class. The ownership of more than 33⅓% of the outstanding units by our general partner and its affiliates would give them the practical ability to prevent our general partner's removal. At the closing of this offering, excluding any common units purchased by our directors and executive officers and the directors and executive officers of Hess under our directed unit program, our general partner and its affiliates will own 77.1% of our total outstanding common units and subordinated units on an aggregate basis (or 73.7% of our total outstanding common units and subordinated units on an aggregate basis if the underwriters exercise in full their option to purchase additional common units from us).

In the event of removal of our general partner under circumstances where cause exists or withdrawal of our general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where our general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner and its incentive distribution rights for fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner will become a limited partner and its general partner interest and its incentive distribution rights will automatically convert into common units pursuant to a valuation of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Interest

Except for transfer by our general partner of all, but not less than all, of its general partner interest to (1) an affiliate of our general partner (other than an individual), or (2) another entity as part of the merger or consolidation of our general partner with or into such entity or the transfer by our general partner of all or substantially all of its assets to such entity, our general partner may not transfer all or any part of its general partner interest to another person prior to June 30, 2027, without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates. As a condition of this transfer, the transferee must assume, among other things, the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement, and furnish an opinion of counsel regarding limited liability and tax matters.

Our general partner and its affiliates may at any time transfer units to one or more persons, without unitholder approval, except that they may not transfer subordinated units to us.

Transfer of Ownership Interests in Our General Partner

At any time, Hess Infrastructure Partners and its affiliates may sell or transfer all or part of their interest in our general partner to an affiliate or third party without the approval of our unitholders.

Transfer of Incentive Distribution Rights

At any time, our general partner may sell or transfer its incentive distribution rights to an affiliate or third party without the approval of the unitholders.

Election to be Treated as a Corporation

If, in connection with the enactment of U.S. federal income tax legislation or a change in the official interpretation of existing U.S. federal income tax legislation by a governmental authority, our general partner determines that (i) we should no longer be characterized as a partnership for U.S. federal or applicable state and local income tax purposes or (ii) common units held by unitholders other than our general partner and its affiliates should be converted into or exchanged for interests in a newly formed entity taxed as a corporation or an entity taxable at the entity level for U.S. federal or applicable state and local income tax purposes whose sole asset is interests in us ("parent corporation"), then our general partner may, without unitholder approval, cause us to be treated as an entity taxable as a corporation or subject to entity-level taxation for U.S. federal or applicable state and local income tax purposes, whether by our election or conversion or by any other means or methods, or cause the common units held by unitholders other than the general partner and its affiliates to be converted into or exchanged for interests in the parent corporation. Any such event may be taxable or nontaxable to our unitholders, depending on the form of the transaction.

UNITS ELIGIBLE FOR FUTURE SALE

After the sale of the common units offered by this prospectus and assuming that the underwriters do not exercise their option to purchase additional common units, our Sponsors will hold an aggregate of 14,779,654 common units and 27,279,654 subordinated units. All of the subordinated units will convert into common units at the end of the subordination period. All of the common units and subordinated units held by our Sponsors are subject to lock-up restrictions described below. The sale of these units could have an adverse impact on the price of the common units or on any trading market that may develop.

Rule 144

The common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, other than any units purchased in this offering by officers and directors of our general partner under the directed unit program, which will be subject to the lock-up restrictions described below. None of the directors or officers of our general partner own any common units prior to this offering; however, they may purchase common units through the directed unit program or otherwise. Additionally, any common units owned by an "affiliate" of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 of the Securities Act, or Rule 144, or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

- 1% of the total number of the common units outstanding, which will equal approximately units immediately after this offering; or
- the average weekly reported trading volume of the common units for the four calendar weeks prior to the sale.

At the closing of this offering, the following common units will be restricted and may not be resold publicly except in compliance with the registration requirements of the Securities Act, Rule 144 or otherwise.

- common units owned by our general partner and its affiliates; and
- any units acquired by our general partner or any of its affiliates, including our directors and executive officers under the directed unit program.

Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned his common units for at least six months (provided we are in compliance with the current public information requirement) or one year (regardless of whether we are in compliance with the current public information requirement), would be entitled to sell those common units under Rule 144 without regard to the volume limitations, manner of sale provisions and notice requirements of Rule 144.

Our Partnership Agreement and Registration Rights

Our partnership agreement provides that we may issue an unlimited number of limited partner interests of any type without a vote of the unitholders. Any issuance of additional common units or other limited partner interests would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. Please read "Our Partnership Agreement—Issuance of Additional Securities."

Taxation of the Partnership

Partnership Status

We expect to be treated as a partnership for U.S. federal income tax purposes and, therefore, subject to the discussion below under "—Administrative Matters—Information Returns and Audit Procedures," generally will not be liable for entity-level federal income taxes. Instead, as described below, each of our unitholders will take into account its respective share of our items of income, gain, loss and deduction in computing its federal income tax liability as if the unitholder had earned such income directly, even if we make no cash distributions to the unitholder. Distributions we make to a unitholder will not give rise to income or gain taxable to such unitholder unless the amount of cash distributed exceeds the unitholder's adjusted tax basis in its units. Please read "—Tax Consequences of Unit Ownership—Treatment of Distributions" and "—Disposition of Units."

Section 7704 of the Code generally provides that a publicly traded partnership will be treated as a corporation for federal income tax purposes. However, if 90% or more of a partnership's gross income for every taxable year it is publicly traded consists of "qualifying income," the partnership may continue to be treated as a partnership for federal income tax purposes (the "Qualifying Income Exception"). Qualifying income includes income and gains derived from the exploration, development, production, transportation, storage, processing and marketing of certain natural resources, including crude oil, natural gas and products thereof, as well as other types of qualifying income such as interest (other than from a financial business) and dividends. We estimate that less than 2% of our current gross income is not qualifying income; however, this estimate could change from time to time.

No ruling has been or will be sought from the IRS with respect to our classification as a partnership for federal income tax purposes or as to the classification of our partnership and limited liability company subsidiaries. Instead, we have relied on the opinion of counsel that, based upon the Code, existing Treasury Regulations, published revenue rulings and court decisions, and representations described below, we and our partnership and limited liability company subsidiaries, other than those that have been identified as corporations to Vinson & Elkins L.L.P., will each be classified as a partnership or disregarded as an entity separate from its owner for federal income tax purposes.

Based on factual representations made by us and our general partner, Vinson & Elkins L.L.P. is of the opinion that we will be treated as a partnership for federal income tax purposes. The representations made by us and our general partner upon which Vinson & Elkins L.L.P. has relied in rendering its opinion include, without limitation:

(a) Neither we nor any of our partnership or limited liability company subsidiaries has elected to be treated as a corporation for federal income tax purposes; and

(b) For each taxable year since and including the year of our initial public offering, more than 90% of our gross income will be income of a character that Vinson & Elkins L.L.P. has opined is "qualifying income" within the meaning of Section 7704(d) of the Code.

We believe that these representations are true and will be true in the future.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts), we will be treated as transferring all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation and then as distributing that stock to our unitholders in liquidation. This deemed

In addition, a beneficial owner of units whose units have been transferred to a short seller to complete a short sale would appear to lose status as a partner with respect to such units for federal income tax purposes. Please read "—Tax Consequences of Unit Ownership—Treatment of Securities Loans."

Income, gain, deductions, or losses would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore appear to be fully taxable as ordinary income. A unitholder who is not treated as a partner in us as described above is urged to consult its own tax advisors with respect to the tax consequences applicable to such unitholder under its particular circumstances.

Flow-Through of Taxable Income

Subject to the discussion below under "—Entity-Level Collections of Unitholder Taxes" and "—Administrative Matters—Information Returns and Audit Procedures," with respect to payments we may be required to make on behalf of our unitholders, we will not pay any federal income tax. Rather, each unitholder will be required to report on its federal income tax return each year its share of our income, gains, losses and deductions for our taxable year or years ending with or within its taxable year. Consequently, we may allocate income to a unitholder even if that unitholder has not received a cash distribution.

Basis of Units

A unitholder's tax basis in its units initially will be the amount paid for those units increased by the unitholder's initial allocable share of our liabilities. That basis generally will be (i) increased by the unitholder's share of our income and any increases in such unitholder's share of our liabilities, and (ii) decreased, but not below zero, by the amount of all distributions to the unitholder, the unitholder's share of our losses, and any decreases in its share of our liabilities. The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all of those interests.

Ratio of Taxable Income to Distributions

We estimate that a purchaser of common units in this offering who owns those common units from the date of closing of this offering through the record date for distributions for the period ending December 31, 2020, will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be 20% or less of the cash distributed on those units with respect to that period. Thereafter, we anticipate that the ratio of allocable taxable income to cash distributions to the unitholders will increase. Our estimate is based upon many assumptions regarding our business operations, including assumptions as to our revenues, capital expenditures, cash flow, net working capital and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, legislative, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct, and our counsel has not opined on the accuracy of such estimates.

The ratio of taxable income to cash distributions to a purchaser of units in this offering would be higher, and perhaps substantially higher, than our estimate with respect to the period described above if:

- We distribute less cash than we have assumed in making this projection; or

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement, Goldman, Sachs & Co. and Morgan Stanley & Co. LLC, are acting as representatives of the underwriters. Each of the underwriters named below has severally agreed to purchase from us, and we have agreed to sell to them, severally, the respective number of common units indicated below:

Underwriter	Number of Common Units
Goldman, Sachs & Co.	
Morgan Stanley & Co. LLC	
Total	12,500,000

The underwriters are offering the common units subject to their acceptance of the common units from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the common units offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the common units offered by this prospectus if any such common units are taken. However, the underwriters are not required to take or pay for the common units covered by the underwriters' option to purchase additional common units described below.

Mr. Hess and certain Hess family entities have agreed to purchase approximately $___ million of our common units in this offering at the initial public offering price. Any common units purchased by Mr. Hess or certain Hess family entities will be subject to the lock-up restrictions described in the section titled "Underwriting—Lock-Up Agreements."

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional common units. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us for the common units.

	No Exercise	Full Exercise
Per common unit	$	$
Total	$	$

We will pay a structuring fee equal to 0.50% of the gross proceeds from this offering (including any proceeds from the exercise by the underwriters of their option to purchase additional common units) to Goldman, Sachs & Co. and Morgan Stanley & Co. LLC for the evaluation, analysis and structuring of our partnership.

The underwriters initially propose to offer part of the common units directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price

226

that represents a concession not in excess of $ per common unit under the public offering price. Any underwriter may allow, and such dealers may reallow, a concession not in excess of $ per common unit to other underwriters or to certain dealers. After the initial offering of the common units, the offering price and other selling terms may from time to time be varied by the representatives. This offering of common units by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part.

The expenses of the offering are estimated to be $10.2 million (excluding underwriting discounts and commissions and structuring fees).

Option to Purchase Additional Common Units

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 1,875,000 additional common units at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional common units as the number listed next to the underwriter's name in the table above bears to the total number of common units listed next to the names of all underwriters in the table above. If the underwriters' option is exercised in full, the total price to the public would be $287.5 million, the total underwriters' discounts and commissions and structuring fees would be $18.7 million and total net proceeds to us, before expenses, would be $268.8 million.

Discretionary Sales

The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed five percent of the total number of common units offered by them.

New York Stock Exchange

We have applied to list our common units on the NYSE under the symbol "HESM." The underwriters have undertaken to sell the minimum number of common units to the minimum number of beneficial owners necessary to meet the NYSE listing requirements for trading.

Lock-Up Agreements

We, our general partner and certain of its affiliates, including our Sponsors and our directors, director nominees and executive officers, have agreed, subject to certain exceptions, that, without the prior written consent of Goldman, Sachs & Co. and Morgan Stanley & Co. LLC, on behalf of the underwriters, we and they will not, directly or indirectly, during the period ending 180 days after the date of this prospectus:

- offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any common units or any securities convertible into or exercisable or exchangeable for common units; or

- enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common units, whether any transaction described above is to be settled by delivery of common units or such other securities, in cash or otherwise. These lock-up provisions will restrict us from issuing and selling any common units in a subsequent private or public offering during the lock-up period without the consent of Goldman, Sachs & Co. and Morgan Stanley & Co. LLC. The restrictions described above in this paragraph do not, however, apply to, among other things:

  - the sale of common units to the underwriters pursuant to the underwriting agreement;

  - the issuance by us of common units upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing; or

  - transactions by any person other than us relating to common units or other securities acquired in open market transactions after the completion of this offering of common units.

Goldman, Sachs & Co. and Morgan Stanley & Co. LLC, in their sole discretion, may release the common units and other securities subject to the lock-up agreements described above in whole or in part at any time.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 regarding our common units. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the common units offered by this prospectus, you may desire to review the full registration statement, including its exhibits and schedules, filed under the Securities Act. The registration statement of which this prospectus forms a part, including its exhibits and schedules, may be inspected and copied at the public reference room maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of the materials may also be obtained from the SEC at prescribed rates by writing to the public reference room maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.

The SEC maintains a website on the internet at *http://www.sec.gov.* Our registration statement, of which this prospectus constitutes a part, can be downloaded from the SEC's website and can also be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

Upon completion of this offering, we will file with or furnish to the SEC periodic reports and other information. These reports and other information may be inspected and copied at the public reference facilities maintained by the SEC or obtained from the SEC's website as provided above. Our website on the Internet is located at *www.hessmidstream.com* and we make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

We intend to furnish or make available to our unitholders annual reports containing our audited financial statements and to furnish or make available to our unitholders quarterly reports containing our unaudited interim financial information, including the information required by Form 10-Q, for the first three fiscal quarters of each fiscal year.

Hess is subject to the information requirements of the Exchange Act, and in accordance therewith files reports and other information with the SEC. You may read Hess's filings on the SEC's website and at the public reference room described above or Hess's website at www.hess.com. Hess's common stock trades on the NYSE under the symbol "HES."

HESS MIDSTREAM PARTNERS LP
UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

The pro forma financial statements give pro forma effect to the matters described in the accompanying notes, including:

- Hess Infrastructure Partners' contribution of our Predecessor's assets and operations to us, including adjusting for Hess Infrastructure Partners' retained noncontrolling interest of 80% in Gathering Opco, HTGP Opco and Logistics Opco;

- the consummation of the IPO and our issuance of (i) 12,500,000 common units to the public (assuming the underwriters' option to purchase additional common units from us is not exercised), (ii) a 2% General Partner interest in us and all of our incentive distribution rights ("IDRs") to our General Partner and (iii) 14,779,654 common units and 27,279,654 subordinated units to Hess Corporation ("Hess") and GIP II Blue Holding Partnership, L.P., ("GIP")(collectively, our "Sponsors");

- our entry into a new four-year, $300.0 million senior secured revolving credit facility, which was not drawn as of and during the pro forma period presented, and the commitment and origination fees that would have been paid by us had our revolving credit facility been in place as of and during the pro forma period presented;

- the consummation of the IPO and the application of the net proceeds therefrom;

- our entry into the omnibus agreement and the employee secondment agreement as of the closing of the IPO.

The pro forma financial statements do not reflect an estimated $3.4 million per year in incremental general and administrative expenses that we expect to incur as a result of being a publicly traded partnership. These expenses include costs associated with annual and quarterly reports to unitholders, preparation and distribution of our financial statements, tax return and Schedule K-1 preparation and distribution expenses, investor relations activities, registrar and transfer agent fees, incremental director and officer liability insurance premiums and independent director compensation.

HESS MIDSTREAM PARTNERS LP
UNAUDITED PRO FORMA COMBINED BALANCE SHEET

(in millions)	December 31, 2016			
	Partnership historical	Predecessor historical	Pro forma adjustments	Partnership pro forma
Assets				
Cash and cash equivalents	$0.3	$ —	$ 10.0 (a)	$ 10.3
Accounts receivable—affiliate	—	44.6	—	44.6
Other current assets	—	2.8	—	2.8
Total current assets	0.3	47.4	10.0	57.7
Property, plant and equipment, net	—	2,518.6	—	2,518.6
Other noncurrent assets	—	8.4	3.8 (b)	3.8
			(8.4)(c)	
Total assets	$0.3	$2,574.4	$ 5.4	$2,580.1
Liabilities				
Accounts payable—trade	$ —	$ 28.8	$ —	$ 28.8
Accounts payable—affiliate	—	241.3	(226.2)(d)	15.1
Accrued liabilities	—	57.8	—	57.8
Other current liabilities	—	4.1	—	4.1
Total current liabilities	—	332.0	(226.2)	105.8
Other noncurrent liabilities	—	4.3	—	4.3
Total liabilities	—	336.3	(226.2)	110.1
Net parent investment/partners' capital				
Net parent investment	0.3	2,238.1	(2,238.4)(e)	—
Common unitholders—Public	—	—	223.5 (f)	223.5
Common unitholders—Sponsors	—	—	94.2 (f)	94.2
Subordinated unitholders—Sponsors	—	—	173.8 (f)	173.8
General partner	—	—	7.0 (f)	7.0
Noncontrolling interest—Hess Infrastructure Partners	—	—	1,971.5 (f)	1,971.5
Total net parent investment/partners' capital	0.3	2,238.1	231.6	2,470.0
Total liabilities net parent investment/ partners' capital	$0.3	$2,574.4	$ 5.4	$2,580.1

See accompanying notes to pro forma combined financial statements.

HESS MIDSTREAM PARTNERS LP
UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

(in millions, except unit and per unit data)	Year Ended December 31, 2016 Partnership historical	Predecessor historical	Pro forma adjustments		Partnership pro forma
Revenues					
Affiliate	$ —	$509.8	$ —		$ 509.8
Total revenues	—	509.8	—		509.8
Costs and expenses					
Operating and maintenance expenses (exclusive of depreciation shown separately below)	—	193.4	(2.2)	(g)	191.2
Depreciation expense	—	99.7	—		99.7
General and administrative expenses	—	10.4	—		10.4
Total costs and expenses	—	303.5	(2.2)		301.3
Income (loss) from operations	—	206.3	2.2		208.5
Interest expense	1.4	—	0.4	(h)	1.8
Net income (loss)	(1.4)	206.3	1.8		206.7
Less: net income (loss) attributable to Hess Infrastructure Partners	—	—	165.9	(i)	165.9
Net income (loss) attributable to Hess Midstream Partners LP	$(1.4)	$206.3	$(164.1)		$ 40.8
General partner's interest in net income (loss)					0.8
Limited partners' interest in net income (loss)					40.0
Net income (loss) per limited partner unit (basic and diluted):					
Common units					0.73
Subordinated units					0.73
Weighted average number of limited partner units outstanding (basic and diluted):					
Common units					27,279,654
Subordinated units					27,279,654

See accompanying notes to pro forma combined financial statements.

HESS MIDSTREAM PARTNERS LP
NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
(in millions, except unit and per unit information)

Note 1. Pro Forma Adjustments and Assumptions

The pro forma adjustments and assumptions are as follows:

(a) Reflects the following adjustments to cash:

Sources		Uses	
Proceeds from sale of common units	$250.0	Distribution to our Sponsors	$218.1
		Underwriters' discounts and structuring fees	16.3
		Cash retained by the Partnership	10.0
		Revolving credit facility expenses	3.8
		Other offering costs	1.8
Total sources	$250.0	Total uses	$250.0

(b) Reflects $3.8 million of origination fees associated with entering into a new revolving credit facility in connection with the closing of the IPO. We expect that the revolving credit facility will not be drawn at closing.

(c) Reflects the removal of costs directly attributable to the IPO of $8.4 million that were capitalized on the balance sheet as of December 31, 2016.

(d) Reflects the removal of Gathering Opco's payable balance to Hess Infrastructure Partners that will be settled with a capital contribution from Hess Infrastructure Partners in connection with closing of the IPO.

(e) Reflects the elimination of Hess Infrastructure Partners' Net parent investment in us and its reclassification to Hess Midstream Partners LP partnership units and noncontrolling interest.

(f) The table below summarizes the pro forma adjustments to Net parent investment and partners' capital based on our expected partnership capital allocated in connection with the IPO. The allocation of pro forma capitalization to Hess Infrastructure Partners' units is based on Hess Infrastructure Partners' expected ownership percentage in us at the date of the IPO.

Historical net parent investment	$ 2,238.4
Contribution to settle accounts payable – affiliate balance	226.2
Proceeds from sale of common units	250.0
Underwriters' discounts and structuring fees	(16.3)
Expenses and costs of initial public offering	(10.2)
Distribution to our Sponsors	(218.1)
Pro forma capitalization	$ 2,470.0
Allocation of pro forma capitalization:	
Common unitholders—Public	$ 223.5
Common unitholders—Sponsors	94.2
Subordinated unitholders—Sponsors	173.8
General partner	7.0
Noncontrolling interest—Hess Infrastructure Partners	1,971.5
Pro forma capitalization	$ 2,470.0

(in millions, except unit and per unit information)

(g) Reflects the removal of certain allocated operating and maintenance expenses of $2.2 million, resulting from an amendment to our service agreements, which will become effective on the IPO date.

(h) Reflects the adjustments to interest expense related to our new revolving credit facility as discussed in footnote (b) and the removal of expenses related to our historical credit facility commitment:

	Year Ended December 31, 2016
Facility fees[(1)]	$0.8
Amortization of revolver origination fees	1.0
Pro forma interest expense	$1.8
Less: Historical revolver origination fees[(2)]	1.4
Pro forma interest expense adjustment	$0.4

(1) Represents the 0.275% annual facility fees based on the terms of our senior secured revolving credit facility associated with the total capacity on our new four-year, $300.0 million senior secured revolving credit facility. We expect that the revolving credit facility will not be drawn at closing.
(2) Reflects the removal of origination fees associated with the historical revolving credit facility, which were incurred and initially capitalized by the Partnership and subsequently written off when the historical revolving credit facility was not renewed.

(i) Reflects Hess Infrastructure Partners' 80% noncontrolling economic interest in Gathering Opco, HTGP Opco and Logistics Opco.

Note 2. Pro Forma Net Income Per Unit

The Partnership will compute income per unit using the two-class method. Net income available to common and subordinated unitholders for purposes of the basic income per unit computation is allocated between the common and subordinated unitholders by applying the provisions of the partnership agreement as if total Net income for the period had been distributed as cash. Under the two-class method, any distributions declared in excess of Net income shall be allocated to the partners based on their respective sharing of income specified in the Partnership's Second Amended and Restated Agreement of Limited Partnership (the "Partnership Agreement"). For purposes of the pro forma calculation, we have assumed that distributions were declared for each common and subordinated unit equal to the minimum quarterly distribution for each quarter during 2016.

Pro forma basic net income per unit is determined by dividing the pro forma net income available to common and subordinated unitholders of the Partnership by the number of common and subordinated units expected to be outstanding at the closing of the offering. For purposes of this calculation, the number of common and subordinated units outstanding was assumed to be 27,279,654 and 27,279,654, respectively. All units were assumed to have been outstanding since January 1, 2016.

Pursuant to the Partnership Agreement, the General Partner is entitled to receive certain incentive distributions that, when applying the provisions of the Partnership Agreement as if all Net income for the period had been distributed as cash, will result in less Net income allocable to common and subordinated unitholders provided that the Net income exceeds certain targets.

HESS MIDSTREAM PARTNERS LP PREDECESSOR
COMBINED STATEMENTS OF OPERATIONS

	Year Ended December 31,	
	2016	2015
(in millions)		
Revenues		
Affiliate	$509.8	$565.1
Total revenues	509.8	565.1
Costs and expenses		
Operating and maintenance expenses (exclusive of depreciation shown separately below)	193.4	274.8
Depreciation expense	99.7	86.1
General and administrative expenses	10.4	9.3
Total costs and expenses	303.5	370.2
Income (loss) from operations	206.3	194.9
Interest expense	—	1.5
Net income (loss)	$206.3	$193.4
Supplemental pro forma (unaudited) basic and diluted net income (loss) per limited partner unit (Note 12)		
Common units	$ 0.80	

See accompanying notes to combined financial statements.

Total assets for the Predecessor's reportable segments were as follows:

	December 31,	
	2016	**2015**
Gathering	$1,246.7	$1,069.5
Processing and storage	1,000.0	1,013.5
Terminaling and export	327.7	272.5
Total assets	$2,574.4	$2,355.5

Note 12. Supplemental Unaudited Pro Forma Information

The unaudited supplemental pro forma balance sheet and net income (loss) per unit have been presented in accordance with SEC Staff Accounting Bulletin Topic 1.B.3. The supplemental pro forma balance sheet gives effect to the distribution of approximately $218.1 million to Hess Infrastructure Partners to be paid upon completion of the initial public offering. Accordingly, the Partnership is deemed to have used $218.1 million of net proceeds of the initial public offering of common units to pay the distribution, which is evidenced by a Due to affiliate reflected in the accompanying supplemental unaudited combined pro forma balance sheet.

The supplemental pro forma basic and diluted net income per limited partner unit assumes 24,309,547 common units, which includes the 9,529,893 common units that would have been required to be issued in connection with this offering in order to pay the distribution, and 27,279,654 subordinated units were outstanding for the year ended December 31, 2016. For the year ended December 31, 2016, supplemental pro forma basic and diluted net income per limited partner unit would have been $0.80.

Note 13. Subsequent Events

We have evaluated subsequent events through February 13, 2017, the date the combined financial statements were available to be issued, and determined that there were no subsequent events requiring recognition or disclosure in our combined financial statements.

"**Disposed of Adjusted Property**" has the meaning given such term in Section 6.1(d)(xii)(B).

"**Economic Risk of Loss**" has the meaning set forth in Treasury Regulation Section 1.752-2(a).

"**Eligible Holder**" means a Limited Partner whose (a) U.S. federal income tax status would not, in the determination of the General Partner, have the material adverse effect described in Section 4.9(a)(i) or (b) nationality, citizenship or other related status would not, in the determination of the General Partner, create a substantial risk of cancellation or forfeiture as described in Section 4.9(a)(ii).

"**Eligibility Certificate**" has the meaning given such term in Section 4.9(b).

"**Estimated Incremental Quarterly Tax Amount**" has the meaning given such term in Section 6.9.

"**Event Issue Value**" means, with respect to any Common Unit as of any date of determination, (i) in the case of a Revaluation Event that includes the issuance of Common Units pursuant to a public offering and solely for cash, the price paid for such Common Units (before deduction for any underwriters' discounts and commissions), or (ii) in the case of any other Revaluation Event, the Closing Price of the Common Units on the date of such Revaluation Event or, if the General Partner determines that a value for the Common Unit other than such Closing Price more accurately reflects the Event Issue Value, the value determined by the General Partner.

"**Event of Withdrawal**" has the meaning given such term in Section 11.1(a).

"**Excess Additional Book Basis**" has the meaning given such term in the definition of "Additional Book Basis Derivative Items."

"**Excess Distribution**" has the meaning given such term in Section 6.1(d)(iii)(A).

"**Excess Distribution Unit**" has the meaning given such term in Section 6.1(d)(iii)(A).

"**Exchange Act**" means the Securities Exchange Act of 1934, as amended, supplemented or restated from time to time, and any successor to such statute.

"**Expansion Capital Expenditures**" means cash expenditures for Acquisitions or Capital Improvements. Expansion Capital Expenditures shall include interest (including periodic net payments under related interest rate swap agreements) and related fees paid during the Construction Period on Construction Debt. Where cash expenditures are made in part for Expansion Capital Expenditures and in part for other purposes, the General Partner shall determine the allocation between the amounts paid for each.

"**Final Subordinated Units**" has the meaning given such term in Section 6.1(d)(x)(A).

"**First Liquidation Target Amount**" has the meaning given such term in Section 6.1(c)(i)(D).

"**First Target Distribution**" means $0.3450 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on June 30, 2017, it means the product of $0.3450 multiplied by a fraction, the numerator of which is the number of days in such period and the denominator of which is 92), subject to adjustment in accordance with Sections 5.11, 6.6 and 6.9.

"**Fully Diluted Weighted Average Basis**" means, when calculating the number of Outstanding Units for any period, a basis that includes (a) the weighted average number of Outstanding Units during such period plus (b) all Partnership Interests and Derivative Partnership Interests (i) that are convertible into or exercisable or exchangeable for Units or for which Units are issuable, in each case that are senior to or pari passu with the Subordinated Units, (ii) whose conversion, exercise or exchange price, if any, is less than the Current Market Price on the date of such calculation, (iii) that may be converted into or exercised or exchanged for such Units prior to or during the Quarter immediately following the end of the period for which the calculation is being made without the satisfaction of any contingency beyond the control of the holder other than the payment of consideration and the compliance with administrative mechanics applicable to such conversion, exercise or exchange and (iv) that were not converted into or exercised or exchanged for such Units during the period for which the calculation is being made; *provided, however,* that for purposes of determining the number of Outstanding Units on a Fully Diluted Weighted Average Basis when calculating whether the Subordination Period has ended or Subordinated Units are entitled to convert into Common Units pursuant to Section 5.7, such Partnership Interests and Derivative Partnership Interests shall be deemed to have been Outstanding Units only for the four Quarters that comprise the last four Quarters of the measurement period; *provided further,* that if consideration will be paid to any Group Member in connection with such conversion, exercise or exchange, the number of Units to be included in such calculation shall be that number equal to the difference between (x) the number of Units issuable upon such conversion, exercise or exchange and (y) the number of Units that such consideration would purchase at the Current Market Price.

"***Gathering Opco***" means Hess North Dakota Pipelines Operations LP, a Delaware limited partnership.

"***General Partner***" means GP LP, and its successors and permitted assigns that are admitted to the Partnership as general partner of the Partnership, in its capacity as general partner of the Partnership (except as the context otherwise requires).

"***General Partner Interest***" means the equity interest of the General Partner in the Partnership (in its capacity as a general partner without reference to any Limited Partner Interest held by it), and includes any and all rights, powers and benefits to which the General Partner is entitled as provided in this Agreement, together with all obligations of the General Partner to comply with the terms and provisions of this Agreement. For purposes of determining the Percentage Interest attributable to the General Partner at any point in time, the General Partner Interest shall be deemed to be represented by a specific number of hypothetical limited partner units, and the Percentage Interest attributable to the General Partner Interest shall equal the ratio of the number of such hypothetical limited partner units to the sum of the total number of Units and the number of hypothetical limited partner units. After giving effect to the Initial Public Offering, including any exercise of the Over-Allotment Option and the Deferred Issuance, the Percentage Interest attributable to the General Partner Interest shall be 2%, which for the purposes of this definition equates to 1,113,455 hypothetical limited partner units. In connection with the issuance of additional Limited Partner Interests by the Partnership as described in Section 5.2(b), (i) if the General Partner makes additional Capital Contributions as contemplated by Section 5.2(b), the number of hypothetical limited partner units represented by the General Partner Interest shall be increased as necessary to maintain the Percentage Interest attributable to the General Partner Interest at the level it was immediately prior to such issuance and (ii) if the General Partner does not make additional Capital Contributions as contemplated by Section 5.2(b), the number of hypothetical limited partner units represented by the General Partner Interest shall stay the same, which shall result in a reduction of the Percentage Interest attributable to the General Partner Interest.

"***GIP***" means GIP II Blue Holding Partnership, L.P., a Delaware limited partnership.

"***GP LLC***" means Hess Midstream Partners GP LLC, a Delaware limited liability company.

"**Logistics Opco**" means Hess North Dakota Export Logistics Operations LP, a Delaware limited partnership.

"**Maintenance Capital Expenditure**" means cash expenditures (including expenditures for the construction of new capital assets or the replacement, improvement or expansion of existing capital assets) by a Group Member made to maintain, over the long term, the operating capacity, operating income or revenue of the Partnership Group. For purposes of this definition, "long term" generally refers to a period of time greater than twelve months.

"**Mentor Holdings**" means Hess Mentor Storage Holdings LLC, a Delaware limited liability company.

"**Merger Agreement**" has the meaning given such term in Section 14.1.

"**Minimum Quarterly Distribution**" means $0.30 per Unit per Quarter (or with respect to the period commencing on the Closing Date and ending on June 30, 2017 it means the product of $0.30 multiplied by a fraction, the numerator of which is the number of days in such period and the denominator of which is 92), subject to adjustment in accordance with Sections 5.11, 6.6 and 6.9.

"**National Securities Exchange**" means an exchange registered with the Commission under Section 6(a) of the Exchange Act (or any successor to such Section).

"**Net Agreed Value**" means, (a) in the case of any Contributed Property, the Agreed Value of such Contributed Property reduced by any Liabilities either assumed by the Partnership upon such contribution or to which such Contributed Property is subject when contributed and (b) in the case of any property distributed to a Partner by the Partnership, the Partnership's Carrying Value of such property (as adjusted pursuant to Section 5.5(d)(ii)) at the time such property is distributed, reduced by any Liabilities either assumed by such Partner upon such distribution or to which such property is subject at the time of distribution.

"**Net Income**" means, for any taxable period, the excess, if any, of the Partnership's items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period over the Partnership's items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period. The items included in the calculation of Net Income shall be determined in accordance with Section 5.5 and shall not include any items specially allocated under Section 6.1(d); *provided*, that the determination of the items that have been specially allocated under Section 6.1(d) shall be made without regard to any reversal of such items under Section 6.1(d)(xii).

"**Net Loss**" means, for any taxable period, the excess, if any, of the Partnership's items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period over the Partnership's items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period. The items included in the calculation of Net Loss shall be determined in accordance with Section 5.5 but shall not include any items specially allocated under Section 6.1(d); *provided, however,* that the determination of the items that have been specially allocated under Section 6.1(d) shall be made without regard to any reversal of such items under Section 6.1(d)(xii).

"**Net Positive Adjustments**" means, with respect to any Partner, the excess, if any, of the total positive adjustments over the total negative adjustments made to the Capital Account of such Partner pursuant to Book-Up Events and Book-Down Events.

GP LLC, a Delaware limited liability company, Gathering Opco, Hess North Dakota Pipelines GP LLC, a Delaware limited liability company, HTGP Opco, Logistics Opco, Hess TGP GP LLC, a Delaware limited liability company, and Hess North Dakota Export Logistics GP LLC, a Delaware limited liability company, as such agreement may be amended, supplemented or restated from time to time.

"**Operating Expenditures**" means all Partnership Group cash expenditures (or the Partnership's proportionate share of expenditures in the case of Subsidiaries that are not wholly owned), including taxes, compensation of employees, officers and directors of the General Partner, reimbursement of expenses of the General Partner and its Affiliates, debt service payments, Maintenance Capital Expenditures, repayment of Working Capital Borrowings and payments made in the ordinary course of business under any Hedge Contracts, subject to the following:

(i) repayments of Working Capital Borrowings deducted from Operating Surplus pursuant to clause (b)(iii) of the definition of "Operating Surplus" shall not constitute Operating Expenditures when actually repaid;

(ii) payments (including prepayments and prepayment penalties) of principal of and premium on indebtedness other than Working Capital Borrowings shall not constitute Operating Expenditures;

(iii) Operating Expenditures shall not include (i) Expansion Capital Expenditures, (ii) payment of transaction expenses (including taxes) relating to Interim Capital Transactions, (iii) distributions to Partners, (iv) repurchases of Partnership Interests, other than repurchases of Partnership Interests by the Partnership to satisfy obligations under employee benefit plans or reimbursement of expenses of the General Partner for purchases of Partnership Interests by the General Partner to satisfy obligations under employee benefit plans, or (v) any other expenditures or payments using the proceeds of the Initial Public Offering as described under "Use of Proceeds" in the IPO Registration Statement; and

(iv) (i) amounts paid in connection with the initial purchase of a Hedge Contract shall be amortized over the life of such Hedge Contract and (ii) payments made in connection with the termination of any Hedge Contract prior to the expiration of its scheduled settlement or termination date shall be included in equal quarterly installments over the remaining scheduled life of such Hedge Contract.

"**Operating Surplus**" means, with respect to any period ending prior to the Liquidation Date, on a cumulative basis and without duplication,

(i) the sum of (i) $65.0 million, (ii) all cash receipts of the Partnership Group (or the Partnership's proportionate share of cash receipts in the case of Subsidiaries that are not wholly owned) for the period beginning on the Closing Date and ending on the last day of such period, but excluding cash receipts from Interim Capital Transactions and the termination of Hedge Contracts (provided that cash receipts from the termination of a Hedge Contract prior to its scheduled settlement or termination date shall be included in Operating Surplus in equal quarterly installments over the remaining scheduled life of such Hedge Contract), (iii) all cash receipts of the Partnership Group (or the Partnership's proportionate share of cash receipts in the case of Subsidiaries that are not wholly owned) after the end of such period but on or before the date of determination of Operating Surplus with respect to such period resulting from Working Capital Borrowings and (iv) the amount of cash distributions from Operating Surplus paid during the Construction Period (including incremental Incentive Distributions) on Construction Equity, less

(ii) the sum of (i) Operating Expenditures for the period beginning on the Closing Date and ending on the last day of such period, (ii) the amount of cash reserves (or the Partnership's proportionate share of cash reserves in the case of Subsidiaries that are not wholly owned)

Positive Adjustments of the Unitholders holding Common Units or Subordinated Units as of the end of such period over (ii) the sum of those Unitholders' Share of Additional Book Basis Derivative Items for each prior taxable period, (b) with respect to the General Partner (as holder of the General Partner Interest), the excess of (i) the Net Positive Adjustments of the General Partner as of the end of such period over (ii) the sum of the General Partner's Share of Additional Book Basis Derivative Items with respect to the General Partner Interest for each prior taxable period, and (c) with respect to the holders of Incentive Distribution Rights, the excess of (i) the Net Positive Adjustments of the holders of Incentive Distribution Rights as of the end of such period over (ii) the sum of the Share of Additional Book Basis Derivative Items of the holders of the Incentive Distribution Rights for each prior taxable period.

"**Required Allocations**" means any allocation of an item of income, gain, loss or deduction pursuant to Section 6.1(d)(i), Section 6.1(d)(ii), Section 6.1(d)(iv), Section 6.1(d)(v), Section 6.1(d)(vi), Section 6.1(d)(vii) or Section 6.1(d)(ix).

"**Reset MQD**" has the meaning given such term in Section 5.11(e).

"**Reset Notice**" has the meaning given such term in Section 5.11(b).

"**Restricted Common Unit**" means a Common Unit that was granted to the holder thereof in connection with such holder's performance of services for the Partnership and (i) that remains subject to a "substantial risk of forfeiture" within the meaning of Section 83 of the Code and (ii) with respect to which no election was made pursuant to Section 83(b) of the Code. As set forth in the final *proviso* in the definition of "Outstanding," Restricted Common Units are not treated as Outstanding for purposes of Section 6.1. Upon the lapse of the "substantial risk of forfeiture" with respect to a Restricted Common Unit, for U.S. federal income tax purposes such Common Unit will be treated as having been newly issued in consideration for the performance of services and will thereafter be considered to be Outstanding for purposes of Section 6.1.

"**Revaluation Event**" means an event that results in adjustment of the Carrying Value of each Partnership property pursuant to Section 5.5(d).

"**Revaluation Gain**" has the meaning set forth in the definition of Net Termination Gain.

"**Revaluation Loss**" has the meaning set forth in the definition of Net Termination Loss.

"**Sale Gain**" has the meaning set forth in the definition of Net Termination Gain.

"**Sale Loss**" has the meaning set forth in the definition of Net Termination Loss.

"**Second Liquidation Target Amount**" has the meaning given such term in Section 6.1(c)(i)(E).

"**Second Target Distribution**" means $0.3750 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on June 30, 2017 it means the product of $0.3750 multiplied by a fraction, the numerator of which is equal to the number of days in such period and the denominator of which is 92), subject to adjustment in accordance with Section 5.11, Section 6.6 and Section 6.9.

"**Secondment Agreement**" means that certain Employee Secondment Agreement, dated as of [   ], 2017 by and among the General Partner, GP LLC, Hess Trading Corporation, a Delaware corporation, and Hess, as such agreement may be amended, supplemented or restated from time to time.

"***Securities Act***" means the Securities Act of 1933, as amended, supplemented or restated from time to time, and any successor to such statute.

"***Selling Holder***" means a Holder who is selling Registrable Securities pursuant to the procedures in Section 7.12 of this Agreement.

"***Share of Additional Book Basis Derivative Items***" means in connection with any allocation of Additional Book Basis Derivative Items for any taxable period, (a) with respect to the Unitholders holding Common Units or Subordinated Units, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Unitholders' Remaining Net Positive Adjustments as of the end of such taxable period bear to the Aggregate Remaining Net Positive Adjustments as of that time, (b) with respect to the General Partner (as holder of the General Partner Interest), the amount that bears the same ratio to such Additional Book Basis Derivative Items as the General Partner's Remaining Net Positive Adjustments as of the end of such taxable period bear to the Aggregate Remaining Net Positive Adjustment as of that time, and (c) with respect to the Partners holding Incentive Distribution Rights, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Remaining Net Positive Adjustments of the Partners holding the Incentive Distribution Rights as of the end of such taxable period bear to the Aggregate Remaining Net Positive Adjustments as of that time.

"***Special Approval***" means approval by a majority of the members of the Conflicts Committee acting in good faith.

"***Subordinated Unit***" means a Limited Partner Interest having the rights and obligations specified with respect to Subordinated Units in this Agreement. The term "Subordinated Unit" does not include a Common Unit. A Subordinated Unit that is convertible into a Common Unit shall not constitute a Common Unit until such conversion occurs.

"***Subordination Period***" means the period commencing on the Closing Date and expiring on the first to occur of the following dates:

(i) the first Business Day following the distribution of Available Cash to Partners pursuant to Section 6.3(a) in respect of any Quarter beginning with the Quarter ending June 30, 2020 in respect of which (i) (A) distributions of Available Cash from Operating Surplus on each of the Outstanding Common Units and Subordinated Units, the General Partner Interest and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units, in each case with respect to each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all Outstanding Common Units and Subordinated Units, the General Partner Interest and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units, in each case in respect of such periods and (B) the Adjusted Operating Surplus for each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Common Units, Subordinated Units, the General Partner Interest and any other Units that are senior or equal in right of distribution to the Subordinated Units, in each case that were Outstanding during such periods on a Fully Diluted Weighted Average Basis, and (ii) there are no Cumulative Common Unit Arrearages; or

(ii) the first Business Day following the distribution of Available Cash to Partners pursuant to Section 6.3(a) in respect of any Quarter beginning with the Quarter ending June 30, 2018 in respect of which (i) (A) distributions of Available Cash from Operating Surplus on each of the Outstanding Common Units and Subordinated Units, the General Partner Interest and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units, in each case with respect to the four-Quarter period immediately preceding such date equaled or exceeded 150% of the Minimum Quarterly Distribution on all of the Outstanding Common Units and Subordinated Units, the General Partner Interest and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units, in each case in respect of such period, and (B) the Adjusted Operating Surplus for the four-Quarter period immediately preceding such date equaled or exceeded 150% of the sum of the Minimum Quarterly Distribution on all of the Common Units and Subordinated Units, the General Partner Interest and any other Units that are senior or equal in right of distribution to the Subordinated Units, in each case that were Outstanding during such period on a Fully Diluted Weighted Average Basis, plus the corresponding Incentive Distributions and (ii) there are no Cumulative Common Unit Arrearages.

"**Subsidiary**" means, with respect to any Person, (a) a corporation of which more than 50% of the voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors or other governing body of such corporation is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person or a combination thereof, (b) a partnership (whether general or limited) in which such Person or a Subsidiary of such Person is, at the date of determination, a general or limited partner of such partnership, but only if more than 50% of the general partner interests of such partnership is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person or a combination thereof; or (c) any other Person (other than a corporation or a partnership) in which such Person, one or more Subsidiaries of such Person, or a combination thereof, directly or indirectly, at the date of determination, has (i) at least a majority ownership interest or (ii) the power to elect or direct the election of a majority of the directors or other governing body of such Person.

"**Surviving Business Entity**" has the meaning given such term in Section 14.2(b).

"**Target Distributions**" means, collectively, the First Target Distribution, Second Target Distribution and Third Target Distribution.

"**Third Target Distribution**" means $0.4500 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on June 30, 2017, it means the product of $0.4500 multiplied by a fraction, the numerator of which is equal to the number of days in such period and the denominator of which is 92), subject to adjustment in accordance with Sections 5.11, 6.6 and 6.9.

"**Trading Day**" means a day on which the principal National Securities Exchange on which the referenced Partnership Interests of any class are listed or admitted for trading is open for the transaction of business or, if such Partnership Interests are not listed or admitted for trading on any National Securities Exchange, a day on which banking institutions in New York City are not legally required to be closed.

"**Transaction Documents**" has the meaning given such term in Section 7.1(b).

"**transfer**" has the meaning given such term in Section 4.4(a).

"**Transfer Agent**" means such bank, trust company or other Person (including the General Partner or one of its Affiliates) as may be appointed from time to time by the General Partner to act as registrar and transfer agent for any class of Partnership Interests in accordance with the Exchange Act and the rules of the National Securities Exchange on which such Partnership Interests are listed or admitted to trading (if any); *provided, however,* that, if no such Person is appointed as registrar and transfer agent for any class of Partnership Interests, the General Partner shall act as registrar and transfer agent for such class of Partnership Interests.

(d) By acceptance of any Limited Partner Interests pursuant to a transfer in accordance with this Article IV, each transferee of a Limited Partner Interest (including any nominee, agent or representative acquiring such Limited Partner Interests for the account of another Person or Group) (i) shall be admitted to the Partnership as a Limited Partner with respect to the Limited Partner Interests so transferred to such Person when any such transfer or admission is reflected in the Partnership Register and such Person becomes the Record Holder of the Limited Partner Interests so transferred, (ii) shall become bound, and shall be deemed to have agreed to be bound, by the terms of this Agreement, (iii) represents that the transferee has the capacity, power and authority to enter into this Agreement and (iv) makes the consents, acknowledgements and waivers contained in this Agreement, all with or without execution of this Agreement by such Person. The transfer of any Limited Partner Interests and the admission of any new Limited Partner shall not constitute an amendment to this Agreement.

(e) Subject to (i) the foregoing provisions of this Section 4.5, (ii) Section 4.3, (iii) Section 4.8, (iv) with respect to any class or series of Limited Partner Interests, the provisions of any statement of designations or an amendment to this Agreement establishing such class or series, (v) any contractual provisions binding on any Limited Partner and (vi) provisions of applicable law including the Securities Act, Limited Partner Interests shall be freely transferable.

(f) The General Partner and its Affiliates shall have the right at any time to transfer their Subordinated Units and Common Units (whether issued upon conversion of the Subordinated Units or otherwise) to one or more Persons.

Section 4.6 *Transfer of the General Partner's General Partner Interest*.

(a) Subject to Section 4.6(c) below, except in connection with action taken by the General Partner under Section 15.1, prior to June 30, 2027, the General Partner shall not transfer all or any part of its General Partner Interest to a Person unless such transfer (i) has been approved by the prior written consent or vote of the holders of at least a majority of the Outstanding Common Units (excluding Common Units owned by the General Partner and its Affiliates) or (ii) is of all, but not less than all, of its General Partner Interest to (A) an Affiliate of the General Partner (other than an individual) or (B) another Person (other than an individual) in connection with the merger or consolidation of the General Partner with or into such other Person or the transfer by the General Partner of all or substantially all of its assets to such other Person.

(b) Subject to Section 4.6(c) below, on or after June 30, 2027, the General Partner may transfer all or any part of its General Partner Interest without the approval of any Limited Partner or any other Person.

(c) Notwithstanding anything herein to the contrary, no transfer by the General Partner of all or any part of its General Partner Interest to another Person shall be permitted unless (i) the transferee agrees to assume the rights and duties of the General Partner under this Agreement and to be bound by the provisions of this Agreement, (ii) except in connection with action taken by the General Partner under Section 15.1, the Partnership receives an Opinion of Counsel that such transfer would not result in the loss of limited liability of any Limited Partner under the Delaware Act or cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for U.S. federal income tax purposes (to the extent not already so treated or taxed) and (iii) such transferee also agrees to purchase all (or the appropriate portion thereof, if applicable) of the partnership or membership interest owned by the General Partner as the general partner or managing member, if any, of each other Group Member. In the case of a transfer pursuant to and in compliance with this Section 4.6, the transferee or successor (as the case may be) shall, subject to compliance with the terms of Section 10.2, be admitted to the Partnership as the General Partner effective immediately prior to the transfer of the General Partner Interest, and the business of the Partnership shall continue without dissolution.

(A) 14,375,000 Common Units, (B) 27,279,654 Subordinated Units, (C) the Deferred Issuance upon the earlier to occur of (1) the expiration of the Over-Allotment Option and (2) the exercise in full of the Over-Allotment Option and (D) a cash distribution in the amount of $218.1 million; and (ii) HIP instructed the Partnership to issue, and the Partnership shall issue, such Common Units, Subordinated Units and Deferred Issuance, if any, 50% directly to HINDL and 50% directly to GIP.

(b) On the Closing Date and pursuant to the IPO Underwriting Agreement, each IPO Underwriter shall contribute cash to the Partnership in exchange for the issuance by the Partnership of Common Units to each IPO Underwriter, all as set forth in the IPO Underwriting Agreement.

(c) Upon each exercise, if any, of the Over-Allotment Option, each IPO Underwriter shall contribute cash to the Partnership on the applicable Option Closing Date in exchange for the issuance by the Partnership of Common Units to each IPO Underwriter, all as set forth in the IPO Underwriting Agreement. Any Common Units subject to the Over-Allotment Option that are not purchased by the IPO Underwriters pursuant to the Over-Allotment Option, if any (the "**Deferred Issuance**"), shall be issued 50% directly to HINDL and 50% directly to GIP at the expiration of the Over-Allotment Option period for no additional consideration, all as set forth in the Contribution Agreement. Notwithstanding any other provision of this Agreement, but subject to the last sentence of Section 6.3(a), the Partnership is hereby authorized to distribute to HIP any net cash proceeds from the sale of Option Units (as defined in the Contribution Agreement) upon the exercise of the Over-Allotment Option in accordance with the Contribution Agreement.

(d) No Limited Partner Interests will be issued or issuable as of or at the Closing Date other than (i) the Common Units and Subordinated Units issued to HINDL and GIP pursuant to subparagraphs (a) and (c), as applicable, of this Section 5.3, (ii) the Common Units issued to the IPO Underwriters as described in subparagraphs (b) and (c), as applicable, of this Section 5.3 and (iii) the Incentive Distribution Rights issued to the General Partner pursuant to Section 5.2(a).

(e) Except for the Capital Contributions made or to be made pursuant to Section 5.3(a) through Section 5.3(c) and for Capital Contributions required to be made by or on behalf of a Person acquiring Partnership Interests or Derivative Partnership Interests in connection with future issuances in accordance with Section 5.6, no Limited Partner will be required to make any additional Capital Contribution to the Partnership pursuant to this Agreement.

Section 5.4 *Interest and Withdrawal.*

No interest shall be paid by the Partnership on Capital Contributions. No Partner shall be entitled to the withdrawal or return of its Capital Contribution, except to the extent, if any, that distributions made pursuant to this Agreement or upon dissolution and liquidation of the Partnership may be considered as such by law and then only to the extent provided for in this Agreement. Except to the extent expressly provided in this Agreement, no Partner shall have priority over any other Partner either as to the return of Capital Contributions or as to profits, losses or distributions. Any such return shall be a compromise to which all Partners agree within the meaning of Section 17-502(b) of the Delaware Act.

Section 5.5 *Capital Accounts.*

(a) The Partnership shall maintain for each Partner (or a beneficial owner of Partnership Interests held by a nominee, agent or representative in any case in which the nominee, agent or representative has furnished the identity of such owner to the Partnership in accordance with Section 6031(c) of the Code or any other method acceptable to the General Partner) owning a Partnership Interest a separate Capital Account with respect to such Partnership Interest in accordance with the rules of Treasury

Section 6.3 *Requirement and Characterization of Distributions; Distributions to Record Holders.*

(a) Within 45 days following the end of each Quarter commencing with the Quarter ending on June 30, 2017, an amount equal to 100% of Available Cash with respect to such Quarter shall be distributed in accordance with this Article VI by the Partnership to the Partners as of the Record Date selected by the General Partner. The Record Date for the first distribution of Available Cash shall not be prior to the final closing or the expiration of the Over-Allotment Option or the Deferred Issuance, as applicable. All amounts of Available Cash distributed by the Partnership on any date from any source shall be deemed to be Operating Surplus until the sum of all amounts of Available Cash theretofore distributed by the Partnership to the Partners pursuant to Section 6.4 equals the Operating Surplus from the Closing Date through the close of the immediately preceding Quarter. Any remaining amounts of Available Cash distributed by the Partnership on such date shall, except as otherwise provided in Section 6.5, be deemed to be "**Capital Surplus.**" Distributions and redemption payments, if any, by the Partnership shall be subject to the Delaware Act, notwithstanding any other provision of this Agreement.

(b) Notwithstanding Section 6.3(a) (but subject to the last sentence of Section 6.3(a)), in the event of the dissolution and liquidation of the Partnership, all cash received during or after the Quarter in which the Liquidation Date occurs shall be applied and distributed solely in accordance with, and subject to the terms and conditions of, Section 12.4.

(c) The General Partner may treat taxes paid by the Partnership on behalf of, or amounts withheld with respect to, all or less than all of the Partners, as a distribution of Available Cash to such Partners, as determined appropriate under the circumstances by the General Partner.

(d) Each distribution in respect of a Partnership Interest shall be paid by the Partnership, directly or through the Transfer Agent or through any other Person or agent, only to the Record Holder of such Partnership Interest as of the Record Date set for such distribution. Such payment shall constitute full payment and satisfaction of the Partnership's liability in respect of such payment, regardless of any claim of any Person who may have an interest in such payment by reason of an assignment or otherwise.

Section 6.4 *Distributions of Available Cash from Operating Surplus.*

(a) During the Subordination Period. Available Cash with respect to any Quarter within the Subordination Period that is deemed to be Operating Surplus pursuant to the provisions of Section 6.3 or 6.5 shall be distributed as follows, except as otherwise required in respect of additional Partnership Interests or Derivative Partnership Interests issued pursuant to Section 5.6(b):

(i) First, (x) to the General Partner in accordance with its Percentage Interest and (y) to the Unitholders holding Common Units, Pro Rata, a percentage equal to 100% less the General Partner's Percentage Interest, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

(ii) Second, (x) to the General Partner in accordance with its Percentage Interest and (y) to the Unitholders holding Common Units, Pro Rata, a percentage equal to 100% less the General Partner's Percentage Interest, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Cumulative Common Unit Arrearage existing with respect to such Quarter;

(iii) Third, (x) to the General Partner in accordance with its Percentage Interest and (y) to the Unitholders holding Subordinated Units, Pro Rata, a percentage equal to 100% less the General Partner's Percentage Interest, until there has been distributed in respect of each Subordinated Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

12,500,000 Common units

Representing limited partner interests

Hess Midstream Partners LP



_____

Prospectus

_____

Goldman, Sachs & Co.   **Morgan Stanley**

_____

Through and including   , 2017 (the 25th day after the date of this prospectus), federal securities laws may require all dealers that effect transactions in these securities, whether or not participating in this offering, to deliver a prospectus. This requirement is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.